Exhibit 2.3

STOCK PURCHASE AGREEMENT
between
QUOVADX, INC.,
CARESCIENCE, INC.
and
PREMIER, INC.
Dated as of March 30, 2007

STOCK PURCHASE AGREEMENT
     This STOCK PURCHASE AGREEMENT (this “Agreement”), dated as of March 30, 2007, between Quovadx, Inc., a Delaware corporation (“Seller”), CareScience, Inc., a Pennsylvania corporation (“Company”), and Premier, Inc., a Delaware corporation (“Purchaser”) (Seller, Company and Purchaser, individually hereinafter referred to as “Party” and collectively hereinafter referred to as the “Parties”).
W I T N E S S E T H:
     WHEREAS, Seller presently owns all of the capital stock of Company;
     WHEREAS, Seller desires to sell all of the shares of the common stock of Company, no par value (the “Common Stock”), owned by it (collectively, the “Shares”), and Purchaser desires to purchase such Shares, all as more specifically provided herein so that Purchaser will become the owner of all of the issued and outstanding capital stock of Company on a fully diluted basis; and
     WHEREAS, certain terms used in this Agreement are defined in Article XI;
     NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements hereinafter contained, the Parties hereby agree as follows:
ARTICLE I
PURCHASE AND SALE OF SHARES; CONSIDERATION
     1.1 Purchase and Sale of Shares.
     On the terms and subject to the conditions set forth in this Agreement, at the Closing, Purchaser shall purchase from Seller, and Seller shall sell, transfer, assign, convey and deliver to Purchaser all of the Shares owned by Seller to Purchaser, free and clear of all Encumbrances. At Closing, Seller shall deliver to Purchaser the certificates representing the Shares owned by Seller, duly endorsed (or accompanied by duly executed stock powers) for transfer to Purchaser.
     1.2 Consideration.
     The aggregate consideration for the Shares shall be an amount in cash equal to Thirty-Four Million and No/100 Dollars ($34,000,000) subject to adjustment as provided in Section 1.4 (the “Purchase Price”).
     1.3 Payment of Purchase Price and Other Amounts.
     On the Closing Date, Purchaser shall:
          (a) pay to Seller by wire transfer to an account designated by Seller an amount of One Million Twenty-Five Thousand Seven Hundred Fifteen and No/100 Dollars ($1,025,715), which amount shall be used by Seller to pay certain Employee Liabilities owing under the Seller’s Executive Management Transaction Bonus Plan and the Employment Agreement between the Seller and Tom Zajac; and
          (b) pay the Purchase Price to Seller, which shall be paid by wire transfer of immediately available funds into an account designated by Seller at least two (2) Business Days prior to the Closing Date.
     1.4 Purchase Price Adjustment.
          (a) At least three (3) Business Days prior to the Closing Date, Seller shall deliver to Purchaser an itemized statement of estimated Net Working Capital (the “Estimated Closing Working Capital”) as of the end of business on the Closing Date (the “Closing Working Capital”). If Purchaser objects to Seller’s computation of Estimated Closing Working Capital and Purchaser and Seller are unable to resolve such objections, the Estimated Closing Working Capital shall be deemed equal to the average of Seller’s and Purchaser’s good faith determination thereof. If the Estimated Closing Working Capital exceeds negative One Million Two Hundred Thousand and No/100 Dollars (-$1,200,000) (the “Minimum Working Capital”), then the Purchase Price payable by Purchaser in accordance with Section 1.3 shall be increased by the amount of any amount in excess of the Minimum Working Capital. For example, if the Estimated Closing Working Capital is negative One Million and No/100 Dollars (-$1,000,000), then the Purchase Price will be increased by Two Hundred Thousand and No/100 Dollars ($200,000). If the Estimated Closing Working Capital is less than the Minimum Working Capital, the Purchase Price payable by Purchaser in accordance with Section 1.3 shall be reduced by the amount of such shortfall. For example, if the Estimated Closing Working Capital is negative One Million Five Hundred Thousand and No/100 Dollars (-$1,500,000), then the Purchase Price will be decreased by Three Hundred Thousand and No/100 Dollars ($300,000). “Net Working Capital” means the consolidated current assets (excluding cash and cash equivalents and intercompany receivables) of Company, reduced by the consolidated current liabilities (excluding the Assumed Employee Liabilities and intercompany payables) of Company, in each case as determined in accordance with GAAP and, to the extent not inconsistent with GAAP, on a basis consistent with the past practice after giving effect to the pro forma adjustments required by the principles attached hereto as Exhibit B.
          (b) As promptly as practicable, but no later than thirty (30) days after the Closing Date, Purchaser shall cause to be prepared and delivered to Seller the Closing Statement and a certificate based on such Closing Statement setting forth Purchaser’s calculation of Closing Working Capital. The closing statement (the “Closing Statement”) shall present the Closing Working Capital.
          (c) If Seller disagrees with Purchaser’s calculation of Closing Working Capital delivered pursuant to Section 1.4(b), Seller may, within fifteen (15) days after delivery of the Closing Statement, deliver a notice to Purchaser stating that Seller disagrees with such calculation and specifying in reasonable detail those items or amounts as to which Seller disagrees and the basis therefor. Seller shall be deemed to have agreed with all other items and amounts contained in the Closing Statement and the calculation of Closing Working Capital delivered pursuant to Section 1.4(b).

          (d) If a notice of disagreement shall be duly delivered pursuant to Section 1.4(c), Purchaser and Seller shall, during the fifteen (15) days following such delivery, use their commercially reasonable efforts to reach agreement on the disputed items or amounts in order to determine, as may be required, the amount of Closing Working Capital. If during such period, Purchaser and Seller are unable to reach such agreement, they shall promptly thereafter cause an independent accounting firm mutually agreed upon by Seller and Purchaser (the “Independent Accountant”) to review this Agreement and the disputed items or amounts for the purpose of calculating Closing Working Capital (it being understood that in making such calculation, the Independent Accountant shall be functioning as an expert and not as an arbitrator). Each of Purchaser and Seller agrees that it shall not engage, or agree to engage the Independent Accountant to perform any services other than as the Independent Accountant pursuant hereto until the Closing Statement and Final Working Capital have been finally determined pursuant to this Section 1.4. Each Party agrees to execute, if requested by the Independent Accountant, a reasonable engagement letter. Purchaser and Seller shall cooperate with the Independent Accountant and promptly provide all documents and information requested by the Independent Accountant. In making such calculation, the Independent Accountant (i) shall consider only those items or amounts in the Closing Statement and the calculation of Closing Working Capital as to which Seller has disagreed in its notice of disagreement duly delivered pursuant to Section 1.4(c) and (ii) shall not assign a value to such item or amount greater than the greatest value for such item or amount asserted by either Seller or Purchaser or less than the smallest value for such item or amount asserted by either Seller or Purchaser. The Independent Accountant shall deliver to Purchaser and Seller, as promptly as practicable (but in any case no later than thirty (30) days from the date of engagement of the Independent Accountant), a report setting forth such calculation. Such report shall be final and binding upon Purchaser and Seller, shall be deemed a final arbitration award that is binding on Purchaser and Seller, and neither Purchaser nor Seller shall seek further recourse to courts or other tribunals with respect to such report, other than to enforce such report. Judgment may be entered to enforce such report in any court of competent jurisdiction. The Independent Accountant will determine the allocation between Purchaser and Seller of the cost of its review and report based on the inverse of the percentage its determination (before such allocation) bears to the total amount of the total items in dispute as originally submitted to the Independent Accountant. For example, should the items in dispute total in amount to One Thousand and No/100 Dollars ($1,000.00) and the Independent Accountant awards Six Hundred and No/100 Dollars ($600.00) in favor of Seller’s position, sixty percent (60%) of the costs of its review would be borne by Purchaser and forty percent (40%) of the costs would be borne by Seller.
          (e) Purchaser and Seller shall, and shall cause their respective representatives to, cooperate and assist in the preparation of the Closing Statement and the calculation of Closing Working Capital and in the conduct of the review referred to in this Section 1.4, including the making available to the extent necessary of books, records, work papers and personnel.
          (f) If Final Working Capital exceeds the Estimated Closing Working Capital, Purchaser shall pay to Seller, in the manner as provided in Section 1.4(g), the amount of such excess and, if Estimated Closing Working Capital exceeds Final Working Capital, Seller shall pay to Purchaser, as an adjustment to the Purchase Price, the amount of such excess in the manner provided in Section 1.4(g). For example, if the Estimated Closing Working Capital is negative One Million Five Hundred Thousand and No/100 Dollars (-$1,500,000) and Final Working Capital is negative One Million Three Hundred Thousand and No/100 Dollars (-

$1,300,000), then Purchaser shall pay Seller Two Hundred Thousand and No/100 Dollars ($200,000). As another example, if Estimated Closing Working Capital is negative One Million Five Hundred Thousand and No/100 Dollars (-$1,500,000) and Final Working Capital is negative One Million Seven Hundred Thousand and No/100 Dollars (-$1,700,000), then Seller shall pay Purchaser Two Hundred Thousand and No/100 Dollars ($200,000). “Final Working Capital” means Closing Working Capital (i) as shown in Purchaser’s calculation delivered pursuant to Section 1.4(b) if no notice of disagreement with respect thereto is duly delivered pursuant to Section 1.4(c) or (ii) if such a notice of disagreement is delivered, (A) as agreed by Purchaser and Seller pursuant to Section 1.4(d) or (B) in the absence of such agreement, as shown in the Independent Accountant’s calculation delivered pursuant to Section 1.4(d); provided, however, that in no event shall Final Working Capital be more than Seller’s calculation of Closing Working Capital delivered pursuant to Section 1.4(c) or less than Purchaser’s calculation of Closing Working Capital delivered pursuant to Section 1.4(b).
          (g) Any payment pursuant to Section 1.4(f) shall be made at a mutually convenient time and place within five (5) Business Days after Final Working Capital has been determined by wire transfer by Purchaser or Seller, as the case may be, of immediately available funds to the account of such other party as may be designated in writing by such other party.
ARTICLE II
CLOSING AND TERMINATION
     2.1 Closing Date.
     The consummation of the purchase and sale of the Shares provided for in Article I hereof (the “Closing”) shall take place at such place as the Parties may designate in writing at a time and on a date to be specified by the Parties (the “Closing Date”), which date shall be no later than the third Business Day after satisfaction or waiver of the conditions set forth in Article VIII (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time), unless another time, date or place is agreed to in writing by the Parties hereto.
     2.2 Termination.
     This Agreement may be terminated at any time (except where otherwise indicated) prior to the Closing, whether before or after approval of this Agreement:
          (a) by mutual written consent of Purchaser and Seller;
          (b) by Purchaser, if (i) any of the conditions provided in Section 8.2 have not been met and such failure has not been cured (if curable) within ten (10) Business Days following receipt by Seller of written notice of such failure describing the extent and nature thereof in reasonable detail or (ii) there has been any event, change, occurrence or circumstance that renders the conditions set forth in Section 8.2(a) incapable of being satisfied by April 15, 2007 (the “Outside Date”);

          (c) by Seller, if (i) any of the conditions provided in Section 8.3 have not been met and such failure has not been cured (if curable) within ten (10) Business Days following receipt by Purchaser of written notice of such failure describing the extent and nature thereof in reasonable detail or (ii) or there has been any event, change, occurrence or circumstance that renders the conditions set forth in Section 8.3(a) incapable of being satisfied by the Outside Date;
          (d) by either Purchaser or Seller if there shall be in effect a final, nonappealable Order restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby; it being agreed that the Parties shall use all commercially reasonable efforts to promptly appeal any adverse determination which is not nonappealable and diligently pursue such appeal;
          (e) by either Purchaser or Seller on or after the Outside Date if the Closing shall not have occurred by the close of business on such date; provided, however, that the terminating party is not in material default of any of its obligations hereunder; or
          (f) by Purchaser or Seller, if, in accordance with Section 6.10, the Board approved any Acquisition Proposal other than that contemplated by this Agreement.
     2.3 Procedure Upon Termination.
     In the event of termination and abandonment by Purchaser or Seller, or both, pursuant to Section 2.2 hereof, written notice thereof shall forthwith be given to the other Party or Parties and this Agreement shall terminate without further action by Purchaser or Seller.
     2.4 Effect of Termination.
     Upon the termination of this Agreement in accordance with Sections 2.2 and 2.3 hereof, Purchaser and Seller shall be relieved of any further duties and obligations under this Agreement after the date of such termination; provided, that no such termination shall relieve any Party hereto from liability for any willful breach or fraud by a Party of this Agreement; provided, further, that the obligations of the Parties set forth in Articles IX and XI hereof shall survive any such termination and shall be enforceable after such termination.
     2.5 Expenses.
     Subject to Section 11.7, all expenses incurred in connection with this Agreement shall be paid by the Party incurring such expenses, whether or not the transactions contemplated hereunder are consummated.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF COMPANY
     Except as specifically set forth in the Schedules (with specific references to the Section or subsection of this Agreement to which the information stated in such disclosure relates), each of Company and Seller, jointly and severally, hereby represents, warrants to and agrees with Purchaser as follows, in each case as of the date of this Agreement and as of the Closing Date:

     3.1 Organization and Qualification.
     Company is a corporation duly organized, validly existing and in good standing under Pennsylvania Law, and has all requisite corporate power and authority to own, operate and lease its assets, to carry on the Business as currently conducted, to execute and deliver this Agreement and to carry out the transactions contemplated hereby. Company is duly qualified or authorized to conduct business as a foreign corporation and is in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or authorization necessary other than where the failure to be so qualified, authorized or in good standing would not have a Material Adverse Effect.
     3.2 Authority; Binding Obligation.
     Company has all requisite power, authority and legal capacity to execute and deliver this Agreement and each of the other agreements, documents, certificates or other instruments contemplated hereby to which Company is a party (the “Company Documents”), to perform its obligations hereunder and thereunder and to consummate the transactions hereby and thereby. The execution, delivery and performance by Company of this Agreement, the execution, delivery and performance by Company of the Company Documents, and the consummation by Company of the transactions contemplated hereby and thereby, have been duly authorized and approved by all necessary corporate action, and no other corporate proceeding on the part of Company is necessary to authorize this Agreement and the Company Documents, or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and the Company Documents will be at or prior to the Closing, duly executed and delivered by Company. This Agreement constitutes, and the Company Documents when so executed and delivered, will constitute a legal, valid and binding obligation of Company, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws, affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).
     3.3 No Conflict; Required Filings and Consents.
          (a) None of the execution, delivery and performance by Company of this Agreement or the Company Documents, the fulfillment of and compliance with the respective terms and provisions hereof or thereof, or the consummation by Company of the transactions contemplated hereby and thereby, will conflict with, or violate any provision of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination or cancellation under, any provision of (i) the certificate of incorporation or bylaws of Company, (ii) any Contract or Permit to which Company is a party, (iii) any Order of any Governmental Body applicable to Company or (iv) any applicable Law other than, in the cases of clauses (ii), (iii) and (iv), such conflicts, violations, defaults, termination or cancellations that would not have a Material Adverse Effect.
          (b) No consent, waiver, approval, Order, Permit or authorization of, or filing with, or notification to, any Person or Governmental Body is required on the part of Company in connection with the execution and delivery of this Agreement or the Company Documents, the compliance by Company with any of the provisions hereto or thereto, or the consummation of the transactions contemplated hereby, except for such consents, waivers, approvals, Orders, Permits or authorizations the failure of which to obtain would not have a Material Adverse Effect.
     3.4 Capital Stock.
     As of the date hereof, the authorized capital stock of Company consists of one hundred (100) shares of Common Stock, of which one hundred (100) shares of Common Stock are issued and outstanding. There are no outstanding or authorized options, warrants, convertible or exchangeable securities, stock appreciation rights, subscriptions, phantom stock rights, profit participation rights, or other rights, agreements, obligations, arrangements or commitments of any character relating to the capital stock or other equity or voting interests in, Company or obligating Company to issue, deliver or sell, or cause to be issued, delivered or sold, any capital stock or any other equity or voting interest in Company.
     3.5 The Business.
          (a) The Business Property, Seller Services, Material Contracts, Employees and Business Intellectual Property constitute all of the property, services, Contracts and personnel necessary for Purchaser to conduct the Business as of the Closing Date without interruption and in the Ordinary Course of Business. No services are provided by any of Seller’s Affiliates (other than Company) that are necessary to the operations of the Business.
          (b) Schedule 3.5(b) describes each of the material services and benefits provided by Seller or any Seller Affiliate (other than Company) to Company, including services and benefits relating to information systems and technology, human resources, insurance, employee benefits, finance, accounting, phone systems or payroll (collectively, the “Seller Services”).
          (c) Schedule 3.5(c) describes each material product and service that (i) is being marketed and/or offered for sale or license by the Business as of the date hereof (the “Existing Products and Services”); (ii) has ceased to be marketed or offered for purchase during the twenty-four (24) months prior to the date of this Agreement; and/or (iii) has not yet been marketed or offered for sale or license, but which is in development (the “Planned Products and Services”). With respect to each of the Planned Products and Services, Schedule 3.5(c) also describes the work required to be finished in order to begin offering such Planned Products and Services for sale or license and the anticipated finish date for such work. Schedule 3.5(c) sets forth all of the Existing Products and Services or Planned Products and Services that incorporate, use or rely on any products or services, including any Intellectual Property, of any other Person, whether such Person is Seller, a Seller Affiliate (other than Company) or a Person not Affiliated with Seller (the “Third-Party Items”). Schedule 3.5(c) also describes each Third-Party Item and identifies the owner of each such Third-Party Item.
          (d) No Person (other than Seller and Company) has the right to sell or license any of the Existing Products and Services or Planned Products and Services. Schedule 3.5(d) sets forth the name of each Person that labels and/or resells the Existing Products and Services. Schedule 3.5(d) sets forth the name of each Person that Seller or Company is negotiating or otherwise communicating with (or has negotiated or otherwise communicated with at any time during the twenty-four (24) months prior to the date hereof) regarding such Person’s potential private labeling and/or reselling of any of the Existing Products and Services or Planned Products and Services.
          (e) Seller’s businesses are operating through three divisions, one of which is the CareScience division. During the twenty-four (24) months prior to the date of this Agreement, none of the products or services developed or offered by Seller’s CareScience division has been transferred to any of Seller’s other two divisions.
     3.6 Financial Statements and Condition; No Liabilities
          (a) Attached in Schedule 3.6(a) are the Financial Statements. The Financial Statements (i) were derived from and are in accordance with the books and records of Company, (ii) present fairly the financial position and results of operations of the Business (excluding all Seller Services) at the dates and for the periods indicated (except for the absence of notes thereto and, in the case of interim Financial Statements, subject to normal year-end adjustments and accruals), and (iii) have been prepared in accordance with GAAP, consistently applied throughout the periods covered thereby; provided, that the Financial Statements have not been audited and do not include intercompany receivables or payables between the Business and the Seller.
          (b) Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorization, (ii) transactions are recorded as necessary to permit preparation of financial statements to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s general or specific authorizations, (iv) assets are reflected at values considered to be financially realizable by Company, and (v) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The books and records of Company are in all material respects true and complete, are maintained in accordance with applicable Law, and accurately present and reflect in all material respects all of the transactions that are therein described.
          (c) Company has no Liabilities (and no basis exists for any Liability), except for (i) Liabilities set forth on the face of the balance sheet of Company as of December 31, 2006 that is included in Schedule 3.6(a) and (ii) current Liabilities that have arisen since December 31, 2006 in the Ordinary Course of Business (none of which arise from any breach of Contract, breach of warranty, tort, infringement, violation of Law, or any action, suit or proceeding). Company has not, either expressly or by operation of Law, assumed or undertaken any Liability of any other Person.
          (d) All of the accounts and unbilled receivables which are reflected on the Estimated Closing Working Capital are reflected properly on Company’s books and records, are valid receivables subject to no setoffs or counterclaims, and are current and collectible in accordance with Company’s past collection practices, subject only to the allowance for bad debt set forth on the Estimated Closing Working Capital. The allowance for bad debt set forth on the Estimated Closing Working Capital has been calculated in accordance with GAAP and the past custom and practice of Company and, to Company’s Knowledge, all such allowance for bad debt is adequate. To Company’s Knowledge, no customer has notified Seller or Company that it intends not to pay some or all of any such receivables. Neither Seller nor Company is aware of any reason why any customer would refuse to pay any receivable owing by such customer.
     3.7 Absence of Certain Developments.
     Except for the transactions contemplated hereby, since December 31, 2006 neither Company nor Seller (with respect to the Business) has:
          (a) suffered a Material Adverse Effect;
          (b) incurred any Liability or entered into any other transaction except in the Ordinary Course of Business;
          (c) increased the rate or terms of compensation or benefits payable to or to become payable to any Employees or increased the rate or terms of any bonus, pension or other employee benefit plan covering any of the Employees, except in each case increases occurring in the Ordinary Course of Business (including normal periodic performance reviews and related compensation and benefits increases);
          (d) waived any claim or rights of material value other than in the Ordinary Course of Business;
          (e) sold, leased, licensed or otherwise disposed of any assets material to the Business;
          (f) disclosed any of its material trade secrets to any Person other than to a Person obligated to keep such trade secret confidential pursuant to a confidentiality or non-disclosure agreement;
          (g) entered into any transaction or Material Contract other than in the Ordinary Course of Business;
          (h) suffered any material adverse change in its relationship with any of the suppliers, customers, distributors, lessors, licensors, licensees or other third parties which are material to the Business; or
          (i) committed pursuant to a legally binding agreement to do any of the things set forth in clauses (a) through (h) above.
     3.8 Litigation.
     There are no Legal Proceedings involving or affecting Company or the Business pending or, to Company’s Knowledge, threatened against Company or Seller, or which question the validity or enforceability of this Agreement or any action contemplated herein. To Company’s Knowledge, no event has occurred or circumstance exists that could reasonably be expected to give rise to or serve as a basis for the commencement of any such Legal Proceeding. Neither Company, nor Seller only with respect to the Business, is operating under or subject to, or in default with respect to any Order of any Governmental Body. Schedule 3.8, sets forth all agreements entered into by Company, or affecting Company or its assets or the Business, since

January 1, 2004 settling or otherwise terminating actions, suits, claims, governmental investigations or arbitration proceedings against Company or, with respect to the Business only, Seller, or which question the validity or enforceability of this Agreement or any action contemplated herein.
     3.9 Compliance with Laws; Permits.
          (a) Company has complied and is in compliance in all respects with all Laws applicable to Company, except where non-compliance does not have a Material Adverse Effect. Since January 1, 2004, neither Company nor Seller (but only with respect to the Business) has been cited, fined or otherwise notified of any asserted past or present failure to comply with respect to the Business, in any material respect, with any Laws and no investigation or proceeding with respect to any such violation is pending or, to Company’s Knowledge, threatened.
          (b) Without limiting the generality of the foregoing, the Business has been and is being conducted in compliance in all respects with (i) the applicable Medicare and Medicaid fraud-and-abuse provisions of the federal Social Security Act and other federal Laws, including the Federal Anti-Kickback Statute (42 U.S.C.§ 1320a-7b, et seq.), (ii) the physician self-referral provisions of the Stark Law (42 U.S.C.§ 1395nn), (iii) the False Claims Act (31 U.S.C.§ 3729), (iv) the Civil Monetary Penalties Law (42 U.S.C.§ 1320a-7a), (v) Mail and Wire Fraud (18 U.S.C.§§ 1341-1343), (vi) False Statements Relating to Health Care Matters (18 U.S.C.§ 1035), (vii) Health Care Fraud (18 U.S.C.§ 1347), or any applicable regulations related to (i) through (vii) (or any applicable related state or local statutes, regulations, or ordinances); and (viii) the applicable provisions of HIPAA regarding the transactions, code sets and unique identifier requirements (as set forth in 45 C.F.R. Part 162), the privacy and security of protected health information (as set forth at 45 C.F.R. Part 160 and 164, Subparts A, C, and E) and any state or local statutes, regulations, or ordinances related to the privacy or security of individually identifiable health or medical information, except where non-compliance does not have a Material Adverse Effect. Neither Company nor Seller (but only with respect to the Business) is currently, or has ever been, a party or subject to the terms of a corporate integrity agreement required by the Office of Inspector General of the Department of Health and Human Services or similar agreement or consent order of any other governmental or agency authority.
          (c) Company currently has all Permits necessary to operate the Business as presently conducted in the Ordinary Course of Business, other than those the failure of which to possess is immaterial. All Permits are valid and in full force and effect, Company is in compliance with their requirements, and Company is not in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation) , in any material respect of any term, condition or provision of any Permit, and no proceeding is pending or, to Company’s Knowledge, threatened to revoke or amend any of the Permits.
     3.10 Real Property Leases.
          (a) Company does not own any real property, nor has Company ever owned any real property. Schedule 3.10(a) sets forth a list of all real property and interests in real property currently leased by Company (the “Real Property Leases”). Company has a valid and enforceable leasehold interest under each of the Real Property Leases, free and clear of all Encumbrances other than the Permitted Encumbrances. Each of the Real Property Leases is in full force and effect, and Company has not received or given any written notice of any default or event that with notice or lapse of time, or both, would constitute a material default by Company under any of the Real Property Leases. Company is not in material default of any Real Property Lease and, to Company’s Knowledge, no other party is in material default thereof. Company has delivered or otherwise made available to Purchaser true, correct and complete copies of all Real Property Leases, together with all amendments, modifications or supplements, if any, thereto. Except for the leased premises described in the Real Property Leases, no other real property is leased by Company or Seller (but only with respect to the Business).
          (b) All of the leased real property, buildings, fixtures and improvements owned or leased by Company which is material to the conduct of the Business is in reasonably good operating condition and repair (subject to normal wear and tear) and have been maintained in reasonably good condition in the Ordinary Course of Business in a manner consistent with past maintenance practices of Company.
     3.11 Personal Property.
          (a) Schedule 3.11(a) sets forth all furniture, equipment, automobiles and all other tangible personal property owned by, leased by or in the possession of, the Company, or otherwise material to the operation of the Business (the “Business Property”), and indicates whether such personal property is owned or leased and, if leased, the name of the lessor; provided, however, Schedule 3.11(a) does not list any Business Property which has a book value of less than Five Thousand and No/100 Dollars ($5,000), except for servers, personal computers, laptop computers and other computer hardware, all of which are listed on Schedule 3.11(a). Seller shall cause any Business Property owned or leased by Seller or a Seller Affiliate (other than Company) to be transferred to Company prior to Closing. Company owns, or will own as of the Closing Date, and has, or will have as of the Closing Date, good title to, or valid leasehold interest in, each item of Business Property, free and clear of all Encumbrances other than Permitted Encumbrances. Neither Seller nor Company has received or given any written notice of any default or event that with notice or lapse of time or both would constitute a material default by Company or Seller under any lease entered into in connection with the leased Business Property and, to Company’s Knowledge, no other party is in material default or default thereunder.
          (b) All Business Property has been maintained in reasonable operating condition in the Ordinary Course of Business, ordinary wear and tear excepted.
     3.12 Material Contracts.
          (a) Schedule 3.12(a) sets forth all of the following Contracts (and, with respect to each such Contract (other than any Contract disclosed pursuant to Section 3.12(a)(vi)), sets forth: (i) the name of the Contract, (ii) the date of the Contract, (iii) the expiration date of the Contract with respect to Contracts with customers (assuming no renewals), (iv) the parties to the Contract, (v) all amendments and addendum to such Contract, and (vi) the number used to identify such Contract in the Data Site data room used in connection with this Agreement) that are related to the Business to which Seller, Company or any of their Affiliates is a party, or by or to which Seller or Company or any of its assets or properties that relate to the Business is bound or subject to as of the date hereof (collectively, the “Material Contracts”), including, without limitation:
               (i) Contracts with any Affiliate or current or former officer of Company;
               (ii) Contracts with any labor union or association representing any Employees;
               (iii) Contracts pertaining to any Business Intellectual Property material to the conduct of the Business;
               (iv) Contracts relating to incurrence of Indebtedness, or the making of any loans, or to the mortgaging, pledging or otherwise placing an Encumbrance on any Business Property;
               (v) Contracts (other than Contracts with customers) which involve the receipt of more than One Hundred Thousand and No/100 Dollars ($100,000) in the aggregate;
               (vi) Contracts with any Employee or Former Employee, including any employment, confidentiality, assignment of inventions, severance and/or noncompetition Contracts;
               (vii) joint venture, partnership or limited liability company agreements, involving a share of profits, losses, costs or liabilities;
               (viii) Contracts with any customer;
               (ix) Contracts that prohibit Company from freely engaging in business anywhere in the world;
               (x) Contracts (other than customer Contracts) which (A) involve the expenditure of more than Twenty-Five Thousand and No/100 Dollars ($25,000) per year or One Hundred Thousand and No/100 Dollars ($100,000) in the aggregate (other than Contracts that will expire within 12 months of the Closing Date or can be terminated without penalty or notice of ninety (90) or less) or (B) require performance by any party more than one (1) year from the date hereof that, in the case of clause (B), are not terminable by Company without penalty or notice of ninety (90) days or less;
               (xi) Contracts for the lease, use or occupancy of real property;
               (xii) Contracts related to or involving any of the Third-Party Items; and
               (xiii) any other Contract material to the operation of the Business.

          (b) Each Material Contract is, and following delivery by Seller at Closing of the consents and approvals set forth on Schedule 3.12(b) (the “Contract Consents”), will as of the Closing Date be, legal, valid and binding on Company, enforceable by Company and in full force and effect, and, to Company’s Knowledge, following delivery by Seller at Closing of the Contract Consents, each Material Contract will continue to be legal, valid, and binding on the other parties thereto, enforceable and in full force and effect on identical terms following the consummation of the transactions contemplated by this Agreement.
          (c) Neither Company nor Seller nor any of their Affiliates has received any written notice of any default, and to Company’s Knowledge, no event has occurred that with notice or lapse of time or both would constitute a material default, by Company, Seller or any of their Affiliates, under any Material Contract. Company is not in material default of any Material Contract and, to Company’s Knowledge, no other party is in material default thereof. No customer has provided Company or Seller with written notice of termination or non-renewal with respect to any of the Material Contracts with customers that are in effect as of the date hereof. To Company’s Knowledge, Company is not bound by any oral Contract.
     3.13 Labor.
     There are no collective bargaining or other labor union agreements to which Company or Seller is a party and there are no labor or collective bargaining agreements which pertain to the Employees. There is no union organization activity involving any of the Employees pending or, to Company’s Knowledge, threatened, nor has there ever been union representation involving any of the Employees. There are no strikes, slowdowns, lockdowns, arbitrations, work stoppages or material grievances or other labor disputes pending or, to Company’s Knowledge, threatened or reasonably anticipated between Company or Seller and (a) any Employees or Former Employees or (b) any union or other collective bargaining unit representing such employees. There has been no “mass layoff” or “plant closing” (as defined by WARN) with respect to Company since January 1, 2005.
     3.14 Pension and Benefit Plans.
          (a) Schedule 3.14(a) contains a correct and complete list identifying each material “employee benefit plan,” as defined in Section 3(3) of ERISA, each employment, severance or similar contract, plan, arrangement or policy and each other plan or arrangement providing for compensation, profit-sharing, stock option or other stock-related rights or other forms of incentive or deferred compensation, insurance (including any self-insured arrangements), health or medical benefits, disability or sick leave benefits, and post-employment or retirement benefits (each, an “Employee Plan”) which is sponsored, maintained, administered or contributed to by Seller or Company and covers any Employee or Former Employee. Copies of such plans (and, if applicable, related trust or funding agreements or insurance policies) and all amendments thereto and written interpretations thereof have been furnished to Purchaser. Such plans are referred to collectively herein as the “Employee Plans.” Schedule 3.14(a) separately identifies each Employee Plan sponsored, maintained, administered or contributed to by Company.
          (b) None of Seller, Company or any of its ERISA Affiliates or any predecessor thereof sponsors, maintains, administers or contributes to, or has in the past sponsored, maintained, administered or contributed to, any Employee Plan subject to Title IV of ERISA or any defined benefit plan.
          (c) None of Seller, Company or any ERISA Affiliate of Seller or Company or any predecessor thereof contributes to, or has in the past contributed to, any multiemployer plan, as defined in Section 3(37) of ERISA (a “Multiemployer Plan”).
          (d) Each Employee Plan has been maintained, funded and administered in compliance in all material respects with the requirements of ERISA, the Code and any other applicable Laws, and all payments, premiums, contributions, distributions and reimbursements, for all periods ending prior to the Closing have been made or properly accrued.
          (e) Other than the Employee Liabilities, there is no current or projected Liability in respect of post-employment or post-retirement health or medical or life insurance benefits for retired, former or current Employees, except as required to avoid excise tax under Section 4980B of the Code.
          (f) Each Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a determination letter from the Internal Revenue Service or is a prototype plan covered by the sponsor’s favorable determination letter, and to Company’s Knowledge, nothing has occurred with respect to such Employee Plan that would result in loss of such qualification.
          (g) Except as set forth on Schedule 3.14(g), the consummation of the transactions contemplated by this Agreement whether alone or in combination with any subsequent event, will not (i) result in the acceleration of vesting, payments or benefits under any Employee Plan, or (ii) result in any payment failing to be deductible under Section 280G of the Code.
     3.15 Taxes and Tax Matters.
          (a) Except as set forth on Schedule 3.15(a), Company has:
               (i) paid or caused to be paid all Taxes required to be paid by Company or Seller (but only with respect to the Business) through the date hereof (including but not limited to any Taxes shown due on any Tax Return); and
               (ii) filed or caused to be filed all Tax Returns required to be filed by Company or Seller (but only with respect to the Business) with the appropriate taxing authority in all jurisdictions in which such Tax Returns are required to be filed and all such Tax Returns were true, complete and correct.
          (b) Neither Company nor Seller has been notified by the IRS or any other taxing authority that any issues have been raised by the IRS or any other taxing authority in connection with any Tax Return filed by or on behalf of Company.
          (c) Except as set forth on Schedule 3.15(c), there are no pending Tax audits and no waivers of statutes of limitations have been given or requested with respect to Company or Seller (but only with respect to the Business).

          (d) Except as set forth on Schedule 3.15(d), Company is not currently the beneficiary of any extension of time within which to file any Tax Return and no ruling request with respect to Taxes is currently pending by or on behalf of Company.
          (e) No Encumbrances have been filed against Company or any of the Business Property with respect to Taxes, except for Encumbrances for current Taxes not yet due and payable for which adequate reserves have been provided for in the latest balance sheet of Company.
          (f) No unresolved deficiencies or additions to Taxes have been proposed, asserted, or assessed against Company or Seller (but only with respect to the Business).
          (g) Except as set forth on Schedule 3.15(g), and except as would not have a Material Adverse Effect, the charges, accruals and reserves for Taxes with respect to Company or Seller (but only with respect to the Business) for any tax period ending on or before the Closing Date (a “Pre-Closing Tax Period”), including any Pre-Closing Tax Period for which no Tax Return has yet been filed, reflected on the books of Company and used to determine Estimated Closing Working Capital and Final Working Capital are adequate to cover such Taxes.
          (h) Except as set forth on Schedule 3.15(h), and except as would not have a Material Adverse Effect, each of Company and Seller (with respect to the Business and the Employees and Former Employees) has complied with all applicable requirements relating to the collection or withholding of Taxes (such as sales taxes or withholding of Taxes from the wages of employees).
          (i) Company has no Liability in respect of any tax allocation, sharing, or indemnity agreement with any Person.
          (j) Company has not agreed to (nor has any other Person agreed to on its behalf), and none of such Persons are required to, make any adjustments or changes, to its accounting methods pursuant to Section 481 of the Code, and the IRS has not proposed any such adjustments or changes in the accounting methods of such Persons.
          (k) No claim has been made within the last three (3) years by any taxing authority in a jurisdiction in which Company or Seller (but only with respect to the Business) does not file Tax Returns that the Business is or may be subject to taxation by that jurisdiction.
          (l) Except as set forth on Schedule 3.15(l), and except as would not have a Material Adverse Effect, Company and Seller (but only with respect to the Business) has complied with all reporting and recordkeeping Laws with respect to Taxes.
          (m) Company (A) has not been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which is Seller) and (B) does not have any Liability for the Taxes of any Person (other than a group the common parent of which is Seller) under Treasury Regulation 1.1502-6 (or any similar provision of state, local or foreign law) as a transferee or successor;
          (n) Company (A) has not distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code or (B) engaged in any reportable transaction within the meaning of Sections 6111 and 6112 of the Code and Treasury Regulation 1.6011-4(b)(i).
          (o) Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (A) change in method of accounting for a taxable period ending on or prior to the Closing Date; (B) “closing agreements” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-United States income Tax law) executed on or prior to the Closing Date; (C) installment sale or open transaction disposition made on or prior to the Closing Date; or (D) prepaid amount received on or prior to the Closing Date.
          (p) The net operating losses of Company as of December 31, 2006 are as set forth on Schedule 3.15(p) (the “Company NOLs”), of which Seller and/or Company will not use any Company NOLs in connection with its operations for any period after January 1, 2007.
          (q) Schedule 3.15(q) lists each jurisdiction where Company or Seller (on behalf of Company or otherwise on account of the Business) filed (or plans to file) any Tax Return for taxable years ended 2004, 2005 and 2006, indicates what type of Tax Return was filed (or is planned to be filed) in each such jurisdiction, and describes what type of Tax was paid (or is planned to be paid) in each such jurisdiction. No other Tax Returns are required to be filed in any other jurisdiction by Company or Seller on account of the Business.
     3.16 Environmental Matters.
     Each of Seller (but only with respect to the Business) and Company has materially complied and is in material compliance with all Environmental Laws. Except as would not reasonably be expected to result in material Liability under Environmental Laws, to Company’s Knowledge, there has been no Release of Hazardous Materials at, on, under or from the properties set forth in Schedule 3.10(a). Company has delivered to Purchaser copies of any non-privileged environmental reports, studies, analyses, tests, or monitoring in Company’s possession pertaining to the environmental condition of the properties listed in Schedule 3.10(a) or concerning Company’s compliance with Environmental Laws. Neither Company nor Seller has treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled or released any Hazardous Materials in a manner that has given or is reasonably expected to give rise to any material Liability, including without limitation, pursuant to any Environmental Laws. Neither Company, Seller or, to Company’s Knowledge, any of its predecessors, has assumed the Liabilities of any Person relating to Hazardous Materials or any Environmental Laws.
     3.17 Intellectual Property.
          (a) Schedule 3.17(a) sets forth a list of all Intellectual Property that is material to or otherwise necessary for the operation of the Business (collectively, the “Business Intellectual Property”). Company owns, or will own as of the Closing Date, and has, or will have as of the Closing Date, good title to, or a valid license to, each item of Business Intellectual Property, free and clear of all Encumbrances other than Permitted Encumbrances. With respect to each item of Business Intellectual Property, Schedule 3.17(a) sets forth (i) the nature of the

Business Intellectual Property (e.g., patent, trademark, software, etc.), (ii) whether the Business Intellectual Property is owned or licensed by Seller, Company or another Person, (iii) if licensed, the name of the licensor and a reference to the license agreement, (iv) with respect to Business Intellectual Property that is owned by Company, whether the Business Intellectual Property is registered or if an application for registration has been filed, and (v) if registered or an application for registration has been filed, the jurisdiction where such Business Intellectual Property is registered or filed, and the registration or other number assigned by the jurisdiction for such registration or filing.
          (b) Neither Seller, Company or any other Seller Affiliate has licensed, sub-licensed or otherwise granted any Person the right to use any of the Business Intellectual Property, except for licenses, subscriptions or similar rights granted in the Ordinary Course of Business.
          (c) To Company’s Knowledge, all Secret Information material to the Business is documented and such documentation is sufficient in detail and content to identify and explain it and to allow its use without reliance on the knowledge or memory of any individual. Seller and Company have taken reasonable precautions to protect the secrecy, confidentiality and value of all Secret Information. Except as would not have a Material Adverse Effect, all Employees and Former Employees with responsibility for the development or implementation of Intellectual Property for Seller or Company have executed written agreements with Seller or Company that (i) assign to Seller or Company all rights to any inventions, improvements or discoveries arising from their services for Seller or Company and (ii) require the Employee or Former Employee, as applicable, to maintain the confidentiality of the Secret Information and to use the same only for the benefit of the Business (collectively, the “NDA/Inventions Agreements”). All NDA/Inventions Agreements will be transferred to Company prior to Closing.
          (d) With respect to the Business Intellectual Property that is owned by Company and that has been registered or for which an application for registration has been filed (collectively, the “Registered Intellectual Property”), no registration relating thereto has lapsed, expired, been abandoned or canceled, or, to Company’s Knowledge, is the subject of cancellation proceedings. None of the Registered Intellectual Property is subject to any maintenance fees, filings or other actions falling due within ninety (90) days after the Closing Date.
          (e) Company owns or possesses adequate rights or enforceable licenses (free of Encumbrances other than Permitted Encumbrances) to use all Business Intellectual Property currently used by Company, or that is necessary for the operation of the Business.
          (f) Company has not infringed on or misappropriated, and Company is not now infringing on or misappropriating, any Intellectual Property right belonging to any Person. No claim is pending or, to Company’s Knowledge, threatened to the effect that any Business Intellectual Property is invalid or unenforceable or that Seller, Company or any other Seller Affiliate is infringing on or misappropriating (or has infringed on or misappropriated) any Intellectual Property rights of any Person. To Company’s Knowledge, no Person is infringing upon or violating any of the Business Intellectual Property. To Company’s Knowledge, no Person claims to have any Intellectual Property rights that interfere with any of the Business Intellectual Property.

          (g) Seller and/or Company have taken reasonable steps to safeguard the information technology systems utilized in the operation of the Business, including the implementation of procedures to ensure that such information technology systems are free from disabling codes or instructions, timer, copy protection device, clock, counter or other limiting design or routing and any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus,” or other software routines or hardware components that in each case permit unauthorized access or the unauthorized disablement or unauthorized erasure of data or other software by a third party, and to date there have been no successful unauthorized intrusions or breaches of the security of the information technology systems used in the operation of the Business.
          (h) Except for restrictions imposed by applicable Law or by any Contract with a customer or vendor of Company or Seller (but only with respect to the Business), or by other Company policy, Company has the right to sell, use and disclose to third parties all data in any databases used by Company or Seller (but only with respect to the Business) or otherwise possessed or controlled by Seller or Company.
          (i) Schedule 3.17(i) lists the name of each Person (excluding employees of Company or of Seller) who has a copy of any source code to any of the Business Intellectual Property owned by Company or Seller (but only with respect to the Business). Schedule 3.17(i) also lists the name of each customer of the Business who has contractual rights to access any such source code upon the occurrence of certain events.
          (j) Schedule 3.17(j) sets forth the following information for all Software used by the Company: (i) name of Software, (ii) number of licenses for each Software, (iii) expiration date for each Software license, and (iv) whether the Software license is held by Company or Seller.
     3.18 Insurance.
          (a) Schedule 3.18(a) sets forth a true and complete list of all material insurance policies held by Seller for the benefit of Company and sets forth the name of each insurer, amount of coverage, type of insurance, policy number and any material pending claims under such policies.
          (b) For each policy of insurance required to be identified in Schedule 3.18(a), all premiums due with respect thereto are currently paid and neither Company nor Seller has received any written notice that such policy has been or shall be canceled or terminated or will not be renewed on substantially the same terms as are now in effect or the premium on such policy shall be materially increased on the renewal thereof other than general rate increases.
     3.19 Customers and Vendors.
          (a) Schedule 3.19(a) sets forth a complete and accurate list of the following information for each customer of the Business: (i) name of customer, (ii) revenue generated, by product and/or service, from each such customer for fiscal year 2005 and fiscal year 2006, (iii) the amount payable, by product and/or service, by such customer to Company pursuant to existing terms of such customer’s Contract for fiscal years 2007, 2008, 2009, 2010, 2011 and

2012, and assuming for purposes of Schedule 3.19(a) (A) there are no admissions or other adjustments made after Closing that would change the fees payable under such Contract, (B) there is no default or waiver of any term under the Contract after Closing, and (C) the Contract is not amended, modified or terminated after Closing.
          (b) (i) None of the Company customers has (A) canceled, (B) substantially reduced, (C) notified Company or Seller in writing that it is currently attempting or (D) to Company’s Knowledge, threatening to cancel or substantially reduce, any purchases of technology or services from Company, and (ii) each of Company and Seller has complied in all material respects with its commitments and obligations and is not in default under any of the contracts with Company customers, and no notice of default has been received with respect to any thereof.
          (c) Schedule 3.19(c) contains a true and complete list of the ten (10) largest suppliers and vendors of the Business as measured by Company’s or Seller’s (but only with respect to the Business) purchases of goods or services for the fiscal year ended December 31, 2006, and sets forth opposite each such supplier and vendor the dollar amount of such purchases for such period.
     3.20 Subsidiaries.
     Company has not and does not have any Subsidiaries and does not own any capital stock or other securities of, or any proprietary interest in, any Person.
     3.21 Financial Advisors.
     Except for First Albany Capital, Inc., financial adviser to Seller, no Person has acted, directly or indirectly, as a broker, finder or financial advisor for Company in connection with the transactions contemplated by this Agreement and no Person is entitled to any fee or commission or like payment in respect thereof.
     3.22 Employee Matters.
          (a) Schedule 3.22(a) contains a complete and accurate list of the following information for each Active Employee (as defined in Section 7.1(a)): (i) name; (ii) job title and brief description of primary responsibilities; (iii) whether such Employee’s duties are exclusively related to Company or if such Employee has any duties related to any other business of Seller; (iv) date of hiring or engagement; (v) date of commencement of employment or engagement; (vi) current compensation paid or payable and any change in compensation during the last twelve (12) months or planned in the six (6) months following Closing; (vii) sick and vacation leave that is accrued but unused; (viii) service credited for purposes of vesting and eligibility to participate under any Employee Plan; and (ix) whether such Employee is on short-term disability leave, authorized leave of absence, military service or lay-off with recall rights.
          (b) Schedule 3.22(b) contains a complete and accurate list of the following information for each Former Employee who has been terminated or laid off, or whose hours of work have been reduced by more than fifty percent (50%), in the twelve (12) months prior to the date of this Agreement: (i) name, job title and brief description of employment duties; (ii) the date of such termination, layoff or reduction in hours; and (iii) the reason for such termination, layoff or reduction in hours.
          (c) To Company’s Knowledge, no Employee is bound by any Contract that purports to limit the ability of such Employee (i) to engage in or continue or perform any conduct, activity, duties or practice relating to Company or (ii) to assign to Seller or to any other Person any rights to any invention, improvement, or discovery.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF SELLER
     Except as specifically set forth in the Schedules (with specific references to the section or subsection of this Agreement to which the information stated in such disclosure relates), Seller hereby represents, warrants to and agrees with Purchaser as follows, in each case as of the date of this Agreement and as of the Closing Date:
     4.1 Ownership; No Restrictions.
     Seller owns all Shares of Company. Seller has valid title to the Shares and such Shares are free and clear of all Encumbrances. Other than this Agreement, there are no agreements or legally binding commitments, or arrangements relating to the voting, purchase or sale of any Shares owned by Seller, or any preemptive rights, rights of first refusal or similar rights arising under any agreement.
     4.2 Organization and Qualification.
     Seller is a corporation duly organized, validly existing and in good standing under Delaware Law. Seller is not in violation of its certificate of incorporation or bylaws.
     4.3 Authority; Binding Obligation.
     Seller has all requisite power, authority and legal capacity to execute and deliver this Agreement and each of the other agreements, documents, certificates or other instruments contemplated hereby (the “Seller Documents”), to perform its obligations hereunder and thereunder and to consummate the transactions hereby and thereby. The execution, delivery and performance by Seller of this Agreement, the execution, delivery and performance by Seller of the Seller Documents, and the consummation by Seller of the transactions contemplated hereby and thereby, have been duly authorized and approved by all necessary corporate action, and no other corporate proceeding on the part of Seller is necessary to authorize this Agreement and the Seller Documents, or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and the Seller Documents will be at or prior to the Closing, duly executed and delivered by Seller. This Agreement constitutes, and the Seller Documents when so executed and delivered, will constitute a legal, valid and binding obligation of Seller, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws, affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).
     4.4 No Conflict; Required Filings and Consents.
          (a) None of the execution, delivery and performance by Seller of this Agreement or the Seller Documents, the fulfillment of and compliance with the respective terms and provisions hereof or thereof, or the consummation by Seller of the transactions contemplated hereby and thereby, will conflict with, or violate any provision of or result in a default (with or without notice or lapse of time, or both) under, or give rise to a right of termination or cancellation under, any provision of (i) the certificate of incorporation or bylaws of Seller, (ii) any Contract or Permit to which Seller is a party or bound, (iii) any Order of any Governmental Body applicable to Seller or (iv) any applicable Law other than, in the cases of clauses (ii), (iii) and (iv), such conflicts, violations, defaults, termination or cancellations that would not have a Material Adverse Effect.
          (b) No consent, waiver, approval, Order, Permit or authorization of, or filing with, or notification to, any Person or Governmental Body is required on the part of Seller in connection with the execution and delivery of this Agreement, the compliance by Seller with any of the provisions hereto, or the consummation of the transactions contemplated hereby, except for such consents, waivers, approvals, Orders, Permits or authorizations the failure of which to obtain would not have a Material Adverse Effect.
     4.5 Financial Advisors.
     Except for First Albany Capital, Inc., no Person has acted, directly or indirectly, as a broker, finder or financial advisor for Seller in connection with the transactions contemplated by this Agreement and no Person is entitled to any fee or commission or like payment in respect thereof.
     4.6 SEC Matters.
          (a) Seller has filed all reports, schedules, forms, statements and other documents required to be filed by Seller with the SEC since December 31, 2002 (together with all information incorporated therein by reference, the “SEC Documents”), except where the failure to file such SEC Document would not result in a Material Adverse Effect. As of its respective date, each SEC Document complied in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder. Except to the extent that information contained in any SEC Document has been duly revised or superseded by a later-filed SEC Document filed and publicly available prior to December 31, 2006 (a “Filed SEC Document”), none of the SEC Documents contains any untrue statement of a material fact or omits any material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.
          (b) As of their respective dates of filing with the SEC, the consolidated financial statements (including the related notes) of Seller included in the SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto). Such consolidated financial statements fairly present the consolidated financial position of Seller and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended.
          (c) Each of the Chief Executive Officer and Chief Financial Officer of Seller has made all certifications required by Rules 13a-14 and 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the applicable SEC Documents filed prior to the date hereof.
          (d) Seller has implemented and maintains a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. The Company has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) designed to ensure that information relating to Seller, including its consolidated Subsidiaries, required to be disclosed in the reports the Seller files or submits under the Exchange Act is made known to the Chief Executive Officer and the Chief Financial Officer of the Company by others within those entities.
          (e) Seller is, and since December 31, 2005 has been, in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act.
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF PURCHASER
     Except as specifically set forth in the Schedules (with specific references to the section or subsection of this Agreement to which the information stated in such disclosure relates), Purchaser hereby represents, warrants to and agrees with Company and Seller as follows, in each case as of the date of this Agreement and as of the Closing Date:
     5.1 Organization and Qualification.
     Purchaser is a corporation duly organized, validly existing and in good standing under Delaware Law, and has all requisite corporate power and authority to own, operate and lease its assets, to carry on its business as currently conducted, to execute and deliver this Agreement and to carry out the transactions contemplated hereby. Purchaser is duly qualified or authorized to conduct business as a foreign corporation and is in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or authorization necessary other than where the failure to be so qualified, authorized or in good standing would not have a Material Adverse Effect.

     5.2 Authority; Binding Obligation.
     Purchaser has all requisite corporate power, authority and legal capacity to execute and deliver this Agreement and each of the other agreements, documents, certificates or other instruments contemplated hereby to which Purchaser is a party or signatory (the “Purchaser Documents”), to perform its obligations hereunder and thereunder and to consummate the transactions hereby and thereby. The execution, delivery and performance by Purchaser of this Agreement, the execution, delivery and performance by Purchaser of the Purchaser Documents, and the consummation by Purchaser of the transactions contemplated hereby and thereby, have been duly authorized and approved by all necessary corporate action, and no other corporate proceeding on the part of Purchaser is necessary to authorize this Agreement and the Purchaser Documents, or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and the Purchaser Documents will be at or prior to the Closing, duly executed and delivered by Purchaser. This Agreement constitutes, and the Purchaser Documents when so executed and delivered, will constitute a legal, valid and binding obligation of Purchaser, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws, affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).
     5.3 No Conflict; Required Filings and Consents.
          (a) None of the execution, delivery and performance by Purchaser of this Agreement or the Purchaser Documents, the fulfillment of and compliance with the respective terms and provisions hereof or thereof, or the consummation by Purchaser of the transactions contemplated hereby and thereby, will conflict with, or violate any provision of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination or cancellation under, any provision of (i) the certificate of incorporation or bylaws of Purchaser, (ii) any Contract or Permit to which Purchaser is a party or Company is bound, (iii) any Order of any Governmental Body applicable to Purchaser or by which Company is bound or (iv) any applicable Law other than, in the cases of clauses (ii), (iii) and (iv), such conflicts, violations, defaults, termination or cancellations that would not have a Material Adverse Effect.
          (b) No consent, waiver, approval, Order, Permit or authorization of, or filing with, or notification to, any Person or Governmental Body is required on the part of Purchaser in connection with the execution and delivery of this Agreement, the compliance by Purchaser with any of the provisions hereto, or the consummation of the transactions contemplated hereby, except for such consents, waivers, approvals, Orders, Permits or authorizations the failure of which to obtain would not have a Material Adverse Effect.
     5.4 Litigation.
     There are no material Legal Proceedings pending or, to Purchaser’s Knowledge, threatened against Purchaser, or which question the validity or enforceability of this Agreement or any action contemplated herein.

     5.5 Financial Capability.
     Purchaser (a) has, and at the Closing will have, sufficient internal funds (without giving effect to any unfunded financing regardless of whether any such financing is committed) available to pay the Purchase Price, the Assumed Employee Liabilities and any expenses incurred by Purchaser in connection with the transactions contemplated by this Agreement, (b) has, and at the Closing will have, the resources and capabilities (financial or otherwise) to perform its obligations hereunder, (c) has not incurred any obligation, commitment, restriction or liability of any kind, which would impair or adversely affect such resources and capabilities and (d) immediately after giving effect to the consummation of the transactions contemplated by this Agreement, Purchaser shall have adequate capital to carry on Company, its businesses and all businesses in which it is about to engage.
     5.6 Purchase for Investment.
     Purchaser is acquiring the Shares for investment purposes and not with a view toward any resale or distribution thereof. Purchaser acknowledges that the securities to be acquired in accordance herewith have not been registered for the purpose of the transactions contemplated by this Agreement or otherwise under the Securities Act of 1933, as amended, or under any state securities laws. Purchaser will not sell or otherwise distribute all or any portion of the securities acquired hereunder except in compliance with applicable laws relating to the sale or other distribution of securities.
     5.7 Financial Advisors.
     No Person has acted, directly or indirectly, as a broker, finder or financial advisor for Purchaser in connection with the transactions contemplated by this Agreement and no Person is entitled to any fee or commission or like payment in respect thereof.
ARTICLE VI
COVENANTS AND AGREEMENTS
     6.1 Access to Information.
          (a) Prior to the Closing Date, to the extent permitted by this Section 6.1(a) and applicable Law, Purchaser shall be entitled, through its officers, employees and representatives (including its legal advisors and accountants), to make such investigation of the properties, businesses and operations of Company and, to the extent related to Company or the Business, Seller and such examination of the books and records and Tax reporting positions of Company and, to the extent related to Company or the Business, Seller as Purchaser reasonably requests and to make extracts and copies of such books and records at Purchaser’s own expense. Any such investigation and examination shall be conducted during regular business hours and under reasonable circumstances and shall be subject to restrictions under applicable Law. Seller shall cause the officers, employees, consultants, agents, accountants, attorneys and other representatives of Seller and Company to cooperate with Purchaser and Purchaser’s representatives in connection with such investigation and examination, and Purchaser and its representatives shall cooperate with Seller and Company and their representatives and shall use commercially reasonable efforts to minimize any disruption to the business. Notwithstanding anything herein to the contrary, no such investigation or examination shall be permitted to the extent that it would require Seller or Company to disclose information subject to attorney-client privilege or conflict with any confidentiality obligations to which Seller or Company is bound. Notwithstanding anything to the contrary contained herein, prior to the Closing, without the prior written consent of Company or Seller, which may not be unreasonably withheld, delayed or conditioned, Purchaser shall not contact any suppliers to, or customers of, Company.
          (b) For a period of three (3) years after the Closing, Purchaser will give Seller reasonable access during Purchaser’s regular business hours upon reasonable advance notice and under reasonable circumstances, subject to restrictions under applicable Law, to books and records transferred to Purchaser to the extent necessary for the preparation of financial statements, regulatory filings or Tax returns of Seller or its Affiliates in respect of periods ending on or prior to Closing, or in connection with any Legal Proceedings. Seller shall be entitled, at its sole cost and expense, to make copies of the books and records to which it is entitled to access pursuant to this Section 6.1(b).
     6.2 Conduct of the Business Pending the Closing.
          (a) Prior to the Closing, except (x) as otherwise expressly contemplated by this Agreement or (y) with the prior written consent of Purchaser (which consent shall not be unreasonably withheld, delayed or conditioned), Seller and Company shall:
               (i) conduct Company only in the Ordinary Course of Business; and
               (ii) use their commercially reasonable efforts to preserve the present business operations (including, without limitation, customer and supplier relationships), organization (including, without limitation, employee relationships) and goodwill of Company.
               (b) Except (x) as otherwise contemplated by this Agreement or (y) with the prior written consent of Purchaser (which consent shall not be unreasonably withheld, delayed or conditioned), Company shall not:
               (i) amend its certificate or articles of incorporation or by-laws;
               (ii) redeem or otherwise acquire any shares of its capital stock or issue or pledge any capital stock or any option, warrant or right relating thereto or any securities convertible into or exchangeable for any shares of capital stock;
               (iii) (1) other than in the Ordinary Course of Business or as required by Law or Contract, increase the annual level of compensation of any Employee, (2) grant any unusual or extraordinary bonus, benefit or other direct or indirect compensation to any Employee, (3) increase the coverage or benefits available under any (or create any new) Employee Plan or (4) enter into any employment, deferred compensation, severance, consulting, non-competition, retention or similar agreement with any Employee, (or amend any such agreement) to which Company is a party or involving any Employee except in the Ordinary Course of Business;

               (iv) subject Company to any Encumbrance, except for Permitted Encumbrances;
               (v) acquire any material properties or assets or sell, assign, license, transfer, convey, lease or otherwise dispose of any of the material portion of the Material Assets (except pursuant to an existing Contract for fair consideration or a non-exclusive license of Intellectual Property in the Ordinary Course of Business or for the purpose of disposing of obsolete or worthless assets);
               (vi) disclose any of its material trade secrets;
               (vii) make any change in any method of accounting or accounting practice or policy other than those required by GAAP;
               (viii) other than in the Ordinary Course of Business, cancel or compromise any material debt or claim or waive or release any material right of Company;
               (ix) enter into, modify, extend or terminate any labor or collective bargaining agreement or employment agreement;
               (x) enter into or agree to enter into any merger or consolidation with any other Person;
               (xi) other than in the Ordinary Course of Business, cancel or compromise any material debt or claim or waive or release any material right of Company;
               (xii) other than in the Ordinary Course of Business enter into, modify, amend or terminate any Material Contract; or
               (xiii) agree to do anything prohibited by this Section 6.2(b).
     6.3 Appropriate Action; Consents; Filings.
          (a) Upon the terms and subject to the conditions set forth in this Agreement, the Parties shall use their commercially reasonable efforts to take, or cause to be taken, all appropriate action, and do, or cause to be done, all things required under applicable Law or otherwise to consummate and make effective the transactions contemplated by this Agreement as promptly as practicable, including without limitation (i) executing and delivering any additional instruments necessary, proper or advisable to consummate the transactions contemplated by, and to carry out fully the purposes of, this Agreement, (ii) obtaining from any Governmental Bodies any Permits required to be obtained or made by Purchaser, Company or Seller in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated herein and (iii) making all necessary filings, and thereafter making any other required submissions, with respect to this Agreement under any applicable Law, including without limitation making any filings required to be made pursuant to the HSR Act; provided that Purchaser and Seller shall cooperate with each other in connection with the making of all such filings, including providing copies of all such documents to the non-filing Party and its advisors prior to filing and discussing all reasonable additions, deletions or changes suggested in connection therewith. Seller and Purchaser shall furnish to each other all information required for any application or other filing to be made pursuant to the rules and regulations of any applicable Law in connection with the transactions contemplated by this Agreement. Any and all filing fees in respect of such filings shall be paid by fifty percent (50%) by Purchaser and fifty percent (50%) by Seller.
          (b) Except as the Parties may otherwise agree, Seller, for itself and on behalf of Company, and Purchaser shall give any notices to third parties, and use their commercially reasonable efforts to obtain at the earliest practicable date all third-party consents, approvals or waivers required to consummate the transactions contemplated in this Agreement; provided however, that Seller or Company shall not be obligated to pay any consideration therefor to any third party from whom consent or approval is requested.
          (c) In the event that either Seller or Purchaser shall fail to obtain any third-party consent, approval or waiver described in Section 6.3(b), such Party shall use its commercially reasonable efforts, and shall take any such actions reasonably requested by the other Party, to minimize any adverse effect upon Seller and Purchaser and their respective businesses resulting, or which could reasonably be expected to result after the Closing, from the failure to obtain such consent, approval or waiver.
     6.4 Further Assurances.
     Purchaser and Seller shall use their commercially reasonable efforts to (a) take all actions necessary or appropriate to consummate the transactions contemplated by this Agreement and (b) cause the fulfillment at the earliest practicable date of all of the conditions to their respective obligations to consummate the transactions contemplated by this Agreement.
     6.5 Preservation of Records.
     Seller and Purchaser agree that each of them shall preserve and keep the records held by it or their Affiliates relating to the Business for a period of seven (7) years from the Closing Date and shall make such records and personnel available to the other as may be reasonably required by such Party in connection with, among other things, any insurance claims by, Legal Proceedings or tax audits against or governmental investigations of Seller or Purchaser or any of their Affiliates or in order to enable Seller or Purchaser to comply with their respective obligations under this Agreement and each other agreement, document or instrument contemplated hereby or thereby. In the event Seller or Purchaser wishes to destroy such records after that time, such Party shall first give ninety (90) days prior written notice to the other and such other Party shall have the right at its option and expense, upon prior written notice given to such Party with that ninety (90) day period, to take possession of the records within one hundred eighty (180) days after the date of such notice.
     6.6 Publicity.
          (a) Neither Seller nor Purchaser shall issue any press release or public announcement concerning this Agreement, the Seller Documents, the Company Documents, the Purchaser Documents or the transactions contemplated hereby without obtaining the prior written approval of the other Party hereto, which approval will not be unreasonably withheld or delayed, unless, in the sole judgment of Purchaser or Seller, as applicable, disclosure is otherwise required by applicable Law or by the applicable rules of any stock exchange on which Purchaser or Seller lists securities, provided that, to the extent required by applicable Law, the Party intending to make such release shall use its commercially reasonable efforts consistent with such applicable Law to consult with the other party with respect to the timing and content thereof.
          (b) Each of Purchaser and Seller agrees that the terms of this Agreement shall not be disclosed or otherwise made available to the public and that copies of this Agreement shall not be publicly filed or otherwise made available to the public, except where such disclosure, availability or filing is required by applicable Law and only to the extent required by such Law. In the event that such disclosure, availability or filing is required by applicable Law, each of Purchaser and Seller (as applicable) agrees to use its commercially reasonable efforts to obtain “confidential treatment” of this Agreement with the U.S. Securities and Exchange Commission (or the equivalent treatment by any other Governmental Body) and to redact such terms of this Agreement as the other Party shall request.
     6.7 Use of Name.
          (a) Purchaser agrees that it shall have no right to use of the name “Quovadx” or any service marks, trademarks, trade names, identifying symbols, logos, emblems, signs or insignia related thereto or containing or comprising the foregoing, including any name or mark confusingly similar thereto (collectively, the “Seller Marks”), and will not at any time hold itself out as having any affiliation with Seller or any of its Affiliates; provided, however, Seller Marks shall not include any of the Business Intellectual Property. In furtherance thereof, as promptly as practicable but in no event later than ninety (90) days following the Closing Date, Purchaser shall remove, strike over or otherwise obliterate all Seller Marks from all materials including, without limitation, any vehicles, business cards, schedules, stationery, packaging materials, displays, signs, promotional materials, manuals, forms, computer software, sales collateral, website and other materials.
          (b) Seller (on behalf of itself and its Affiliates) agrees that it shall have no right to use of the name “CareScience” or any service marks, trademarks, trade names, identifying symbols, logos, emblems, signs or insignia related thereto or containing or comprising the foregoing, including any name or mark confusingly similar thereto (collectively, the “CareScience Marks”), and will not at any time hold itself out as having any affiliation with Purchaser or any of its Affiliates. In furtherance thereof, as promptly as practicable but in no event later than one hundred twenty (120) days following the Closing Date, Seller (on behalf of itself and its Affiliates) shall remove, strike over or otherwise obliterate all CareScience Marks from all materials including any vehicles, business cards, schedules, stationery, packaging materials, displays, signs, promotional materials, manuals, forms, computer software, sales collateral, website and other materials.
     6.8 Notice of Developments.
     Seller shall promptly notify Purchaser of any development or other information occurring after the date hereof, whether or not in the Ordinary Course of Business, which renders any representation, warranty or statement contained in this Agreement or the Schedules hereto inaccurate or incomplete at any time prior to the Closing. The written notice pursuant to this

Section 6.8 shall be deemed to have amended the Schedules, to have qualified the representations and warranties contained in this Agreement, and to have cured any misrepresentation or breach of warranty that otherwise might have existed hereunder by reason of the development or information, except for any misrepresentation or breach of warranty that would constitute a Material Adverse Effect.
     6.9 No Solicitation of Transactions.
          (a) Subject to Sections 6.9(b) and 6.9(c), Seller shall not, nor shall it authorize or permit, directly or indirectly, Company or any officer, trustee, director, employee, investment banker, financial advisor, attorney, broker, finder or other agent, representative or Affiliate of Seller to, initiate, solicit, knowingly encourage or knowingly facilitate (including by way of furnishing nonpublic information or assistance) any inquiries or the making of any proposal or other action that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal, enter into discussions or negotiate with any Person in furtherance of such inquiries or to obtain an Acquisition Proposal or release any Person from any standstill agreement or similar obligation to Seller other than the automatic termination of standstill obligations pursuant to the terms of agreements as in effect as of the date hereof, by virtue of the execution and announcement of this Agreement or otherwise. Seller shall take all actions reasonably necessary to cause its officers, trustees, directors, employees, investment bankers, financial advisors, attorneys, brokers, finders and any other agents, representatives or affiliates to immediately cease any discussions, negotiations or communications with any party or parties with respect to any Acquisition Proposal that is active or pending as of the date hereof; provided, however, that nothing in this Section 6.9 shall preclude Seller or its officers, trustees, directors, employees, investment bankers, financial advisors, attorneys, brokers, finders and other agents, representatives or affiliates from complying with the provisions of the last sentence of this Section 6.9. Seller shall be responsible for any failure on the part of Company or its officers, trustees, directors, employees, investment bankers, financial advisors, attorneys, brokers, finders and any other agents, representatives or affiliates to comply with this Section 6.9.
          (b) Seller shall promptly notify Purchaser (but in no event less than twenty-four hours following Seller’s initial receipt of any Acquisition Proposal) of the relevant details relating to an Acquisition Proposal (including the identity of the parties and all material terms thereof) which any of Seller may receive after the date hereof, and shall keep Purchaser informed on a prompt basis as to the status of and any material developments regarding any such proposal.
          (c) Notwithstanding Sections 6.9(a) and 6.9(b) or any other provision of this Agreement to the contrary, following the receipt by Seller of an Acquisition Proposal (that was not solicited, encouraged or facilitated in violation of Sections 6.9(a) and 6.9(b)), the Board may (directly or through advisors or representatives):
               (i) contact such Person and its advisors solely for the purpose of clarifying the proposal and any material terms thereof and the conditions to and likelihood of consummation, so as to determine whether the proposal for an Acquisition Proposal is reasonably likely to lead to a Superior Proposal; and

               (ii) if the Board determines in good faith following consultation with Seller’s legal and financial advisors that such Acquisition Proposal is reasonably likely to lead to a Superior Proposal, the Board may:
                    (A) furnish non-public information with respect to Company to the Person who made such proposal (provided that Seller (x) has previously or concurrently furnished such information to Purchaser and (y) shall furnish such information pursuant to a confidentiality agreement which is at least as favorable to Seller as the Confidentiality Agreement),
                    (B) disclose to its shareholders any information required to be disclosed under applicable Law,
                    (C) participate in negotiations regarding such proposal; and
                    (D) following receipt of an Acquisition Proposal that constitutes a Superior Proposal (x) terminate this Agreement pursuant to, and subject to compliance with, Section 2.2(f) and (y) take any action that any court of competent jurisdiction orders Seller to take; but in each case referred to in clauses (A) through (D) only if, after complying with this Section 6.9(c), the Board determines in good faith, after consultation with its outside legal counsel, that failure to take such action would be reasonably likely to be inconsistent with its duties to Seller or its stockholders under applicable Law. Nothing in this Section 6.9 or elsewhere in this Agreement shall prevent the Board from complying with Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act with respect to an Acquisition Proposal or from making any required disclosure to Seller’s stockholders if, in the good faith judgment of the Board, after consultation with outside legal counsel, failure to do so would be reasonably likely to be inconsistent with its obligations under applicable Law, including Rule 14d-9 promulgated under the Exchange Act or Item 1012(a) of Regulation M-A; provided, however, that neither Seller nor the Board shall be permitted to recommend pursuant to such provision an Acquisition Proposal which is not a Superior Proposal.
          (d) The Board shall not take any of the actions referred to in clause (D) of Section 6.9(c)(ii) unless the Board has (i) given Purchaser at least three (3) Business Days notice, measured from the receipt of notice of such proposal or the receipt of any material change to the terms thereof, of its intent to take such action and (ii) after taking into account any amendment to this Agreement entered into or to which Purchaser irrevocably covenants to enter into, such Superior Proposal remains a Superior Proposal.
     6.10 Transfers.
          (a) Seller hereby transfers and conveys to Company all the Business Property owned, titled or held by Seller as of the Closing Date, free and clear of all Encumbrances other than Permitted Encumbrances.
          (b) Except for the Material Contracts set forth on Schedule 6.10(b), Seller hereby transfers and assigns to Company all the Material Contracts and Permits for which Seller or a Seller Affiliate other than Company is party or holder thereto, as of the Closing Date, free and clear of all Encumbrances other than Permitted Encumbrances.

          (c) Seller hereby transfers and assigns to Company all Business Intellectual Property owned by or filed in the name of Seller or a Seller Affiliate other than Company, as of the Closing Date, and, with respect to any Registered Intellectual Property, agrees to perfect such transfer and assignment through the necessary filing, registration and recordation with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of recording ownership by Company of such Registered Intellectual Property.
          (d) To the extent not covered in subsections (a) — (c) of this Section 6.10, Seller hereby transfers and conveys to Company all of the current assets included as part of the Final Working Capital, including all accounts and unbilled receivables of the Company, but excluding cash.
     6.11 Tax Returns and Covenants.
          (a) Except to the extent reflected in the Final Working Capital, Seller shall pay or reimburse Purchaser for all Taxes that become due based on the operation of the Business prior to Closing. Seller shall prepare and file all Tax Returns with the appropriate federal, state, local and foreign governmental agencies relating to the Business for periods ending on or prior to the Closing Date and shall pay all Taxes due with respect to such Tax Returns. Seller shall include the income of the Business (including any deferred items triggered into income by Treasury Regulation Section 1.1502-13, if any, and any excess loss account taken into income under Treasury Regulation Section 1.1502-19, if any) on Seller’s consolidated federal income Tax Returns for all periods through the end of the Closing Date and pay any federal income Taxes attributable to such income. The income of Company shall be apportioned to the period up to and including the Closing Date and the period after the Closing Date by closing the books of Company as of the end of the Closing Date.
          (b) Purchaser shall prepare and file, or cause to be prepared and filed, all Straddle Tax Returns required to be filed by Company and shall cause Company to pay the Taxes shown to be due thereon; provided, however, that Seller shall promptly reimburse Purchaser for the portion of such Tax that relates to a Pre-Closing Tax Period to the extent such amounts were not reflected in the Final Working Capital. Such Straddle Tax Returns shall be prepared using the same accounting method and elections used for the preparation of such Tax Returns in the taxable period preceding the Closing unless otherwise required by applicable Law or approved by Seller in writing. Seller shall furnish to Purchaser all information and records reasonably requested by Purchaser for use in preparation of any Straddle Tax Returns. Purchaser shall allow Seller to review, comment upon and reasonably approve without undue delay any Straddle Tax Return at any time during the forty-five (45) day period immediately preceding the filing of such Tax Return. Purchaser and Seller agree to cause Company to file all Tax Returns for any Straddle Period on the basis of a hypothetical closing of the taxable year on the Closing Date with the Closing Date being included in the pre-Closing portion of such Straddle Period; provided, however, real and personal property Taxes (which are not based on income) shall be determined by reference to the relative number of days in the pre-Closing and post-Closing portions of such Straddle Period.

          (c) Purchaser and Seller shall cooperate with respect to the preparation and filing of any Tax Return for which the other is responsible pursuant to Section 6.11(a) or (b) hereof.
          (d) Purchaser shall be entitled to retain, or receive immediate payment from Seller of, any refund or credit with respect to Taxes, plus any interest received with respect thereto from the applicable taxing authorities, relating to Company that are described as being the responsibility of Purchaser in Section 6.11(b) hereof. Seller shall be entitled to retain, or receive immediate payment from Purchaser of, any refund or credit with respect to Taxes, plus any interest received with respect thereto from the applicable taxing authorities, relating to Company that are described as being the responsibility of Seller in Section 6.11(a) hereof.
          (e) Without the prior written consent of Purchaser, neither Company nor Seller shall make or change any election, change an annual accounting period, adopt or change any accounting method, file any amended Tax Return, enter into any closing agreement, settle any Tax claim or assessment relating to Company, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any tax claim or assessment relating to Company, or take any other similar action relating to the filing of any Tax Return or the payment of any Tax, if such election, adoption, change, amendment, agreement, settlement, surrender, consent or other action would have the effect of increasing the Tax liability of Company (unless such increase is immaterial) for any period ending after the Closing Date.
          (f) Without the prior written consent of Seller, Company shall not make or change any election, change an annual accounting period, adopt or change any accounting method, file any amended Tax Return, enter into any closing agreement, settle any Tax claim or assessment relating to Company, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any tax claim or assessment relating to Company, or take any other similar action relating to the filing of any Tax Return or the payment of any Tax, if such election, adoption, change, amendment, agreement, settlement, surrender, consent or other action would have the effect of increasing the Tax liability of Company (unless such increase is immaterial) for any period ending prior to the Closing Date.
          (g) All transfer, documentary, sales, use, stamp, registration and other such Taxes and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with consummation of the transactions contemplated by this Agreement shall be paid fifty percent (50%) by Seller and fifty percent (50%) by Purchaser. Purchaser and Seller will cooperate to file all necessary Tax Returns and other documentation with respect to all such Taxes, fees and charges.
          (h) Seller shall pay to Purchaser the amount of any Tax benefit (including interest thereon) realized by Seller or any Affiliate thereof as a result of the carryback of any Tax loss, deduction or credit of Company from any taxable period beginning after the Closing Date to a taxable period ending on or before the Closing Date. Seller shall pay such amount to Purchaser within ten (10) Business Days after such Tax benefit is realized by Seller or any of its Affiliates as a refund or otherwise, provided that Purchaser shall return to Seller the amount, if any, by which the amount of such Tax benefit is thereafter reduced pursuant to a final determination.

     6.12 Covenant Not to Compete; Nonsolicitation.
          (a) For a period of two (2) years from and after the Closing Date, neither Seller nor any Person that Seller directly or indirectly “controls” (as defined in the definition of Affiliates) will engage, directly or indirectly, anywhere in the United States of America in business activities that are competitive with the Business as conducted immediately prior to the Closing, including engaging in any business that offers application service provider solutions and/or professional services to hospitals and healthcare systems in order to help them in the strategic management of quality measurement and cost of care, clinical process improvement, external reporting for quality metrics, and/or patient safety and outcomes.
          (b) For a period of three (3) years from and after the Closing Date, neither Seller nor its Affiliates will, directly or indirectly, hire, solicit for hire or assist others in soliciting for hire any employee who at the time of such hiring or solicitation is, or was at any time during the twelve (12)-month period prior to such hiring or solicitation, employed by Seller, Purchaser, Company or any of their Affiliates on a full-time basis in connection with the Business.
          (c) If any court of competent jurisdiction declares that any term or provision of this Section 6.12 is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified.
          (d) If Seller or any Affiliate of Seller violates any of its obligations under this Section 6.12, Purchaser and its Affiliates may proceed against Seller in law or in equity for such damages or other relief as a court may deem appropriate. Seller acknowledges that a violation of this Section 6.12 may cause Purchaser and its Affiliates irreparable harm which cannot be adequately compensated for by money damages. Seller therefore agrees that in the event of any actual or threatened violation of this Section 6.12, Purchaser and its Affiliates shall be entitled, in addition to other remedies that they may have, to seek a temporary restraining order without the necessity of proving actual damages or posting a bond, and to seek further preliminary and final injunctive relief as allowed by law against Seller or such Affiliate of Seller to prevent any violations of this Section 6.12. Seller further specifically acknowledges and agrees that in the event Seller or any Affiliate of Seller is found by a court of competent jurisdiction to have violated any of Seller’s obligations under Section 6.12 above, Purchaser or an Affiliate of Purchaser shall be entitled to an equitable accounting of all earnings, profits and other benefits arising from any such breach.
          (e) Purchaser and Seller intend to and do hereby confer jurisdiction to enforce the covenants set forth in this Section 6.12 upon the courts of any appropriate jurisdiction within which a violation of this Section 6.12 is alleged to have occurred. In addition to Section 11.9 and not in limitation thereof, if the courts of any one or more of such jurisdictions renders a final decision that holds the covenants set forth in this Section 6.12 unenforceable as a matter of law, in whole or in part, it is the intention of Purchaser and Seller that such determination not bar or in any way adversely affect the right of Purchaser and its Affiliates to equitable relief and remedies hereunder in courts of any other jurisdiction as to breaches or violations of this Section 6.12, such covenants being, for this purpose, severable into diverse and independent covenants.

     6.13 Confidentiality.
     For a period of three (3) years from and after the Closing Date, Seller and its Affiliates shall keep confidential all information relating to Company, except (a) to the extent required by Law or legal process or (b) for information that is generally available to the public or industry on the Closing Date or thereafter becomes available to the public, other than as a result of a breach of this Section 6.13.
     6.14 Retention and Change in Control Payments. With respect to each Letter Agreement Regarding Retention Bonus and Change in Control Payment described in Section 1 of Schedule 3.14(a), Purchaser shall pay the Retention Bonuses and CIC Payments described therein if and when the same become due; provided, however, Purchaser’s aggregate liability for the Retention Bonuses shall not exceed One Hundred Seventy-Four Thousand Two Hundred Eighty-Five and No/100 Dollars ($174,285) and for the CIC Payments shall not exceed One Hundred Sixteen Thousand One Hundred Ninety and No/100 Dollars ($116,190).
     6.15 Post-Closing Cooperation.
          (a) Business Records. Within 10 business days after the Closing Date, the Seller shall provide the Purchaser with copies of all books, records and files pertaining to the Business, including all sales, marketing, PR, finance, tax, personnel, customer and legal related books, records and files. To the extent such books, records or files are available electronically, the Seller shall also provide the Purchaser with an electronic copy of such books, records and files. The Seller agrees to deliver all finance-related books, records and files to Purchaser’s San Diego, CA office (c/o Craig McKasson) and all other books, records and files to Purchaser’s Charlotte, NC office (c/o Stephanie Alexander).
          (b) Software Licenses. With respect to the Software licenses listed on Schedule 3.17(i) which are currently held by Seller (the “Seller Licenses”), within thirty (30) days of the Closing Date, the Seller agrees to transfer to the Company the Seller Licenses. Seller will allow the Company to continue to use the Software covered by the Seller Licenses, and Seller will be responsible for ensuring that such use is legal and valid, until such time as the transfer described herein is completed. Seller will be responsible for obtaining all consents required to validly transfer the Seller Licenses to Company.
          (c) Payments and Mail. The Seller agrees to forward to the Purchaser within three business days of receipt all mail, documents, instruments and payments pertaining to the Business that are received by the Seller after the Closing.
          (d) Consents. Notwithstanding anything to the contrary in this Agreement, the Seller shall obtain the written, unconditional consent (except for conditions reasonably acceptable to Purchaser) of Maury Regional Hospital and Johns Hopkins Bayview Medical Center to the transactions contemplated by this Agreement (the “Customer Consents”). Seller shall use its reasonable best efforts to obtain the Customer Consents within thirty (30) days after the Closing Date. Seller shall be responsible for compensating Company for any Losses arising from Maury Regional Hospital or Johns Hopkins Bayview Medical Center terminating its Contract with Company as a result of the failure to obtain either of the Customer Consents.

          (e) Deliverables. Immediately after the Closing Date, Seller shall provide Purchaser with access to all source code and methodologies related to the Existing Products and Services and Planned Products and Services, including all documentation related thereto. Within ten (10) days after the Closing Date, Seller shall deliver to Purchaser a CD with copies of all documentation that was contained in the electronic data room used in connection with the transactions contemplated by this Agreement.
ARTICLE VII
EMPLOYEES AND EMPLOYEE BENEFITS
     7.1 Employees.
          (a) Continuation of Employment. On the Closing Date, Purchaser will cause the Company to continue the employment of each person identified in Schedule 7.1(a)(i) hereto who is an Active Employee of the Company as of the Closing (the “Retained Employees”). For purposes of this Article VII, the term “Active Employee” means each individual who is actively employed by the Company or on an authorized leave of absence from the Company as identified on Schedule 7.1(a). Seller and the Company agree that none of the following individuals (the “Excluded Employees”) will be an Active Employee as of the Closing: (i) Tom Zajac and (ii) Vincent Lewis. Seller assumes all responsibility and potential Liability related to the Excluded Employees. Nothing in this Agreement shall be deemed to prevent or restrict in any way the right of Purchaser or the Company to terminate, reassign, promote or demote any of the Retained Employees after the Closing or to change adversely or favorably the title, powers, duties, responsibilities, functions, locations, salaries, other compensation or terms or conditions of employment of such employees.
          (b) Cooperation Regarding Retained Employees. Seller will not take any action which would impede, hinder, interfere or otherwise compete with Purchaser’s or the Company’s effort to retain any of the Retained Employees after Closing. Seller shall use its commercially reasonable efforts to assist Purchaser and the Company in continuing the employment of each of the Retained Employees, including encouraging the Retained Employees to continue their employment with their current employer. Seller agrees to consult and coordinate with Purchaser in advance regarding all material oral or written communications to or meetings with the Retained Employees that occur before or after the Closing Date that deal with the continued employment of the Retained Employees by the Company or Purchaser following the Closing.
          (c) Existing Incentive Compensation Plans. Seller and the Company agree that prior to the Closing Date all incentive compensation Contracts in place between Seller or the Company and any of the Retained Employees (including those identified in Sections 1.KK through 1.III of Schedule 3.14(a)) will be terminated, and that Seller shall retain all Liabilities with respect to all such incentive compensation Contracts.
     7.2 Seller’s Employee Benefit Plans.
          (a) Except for the Assumed Employee Liabilities or as otherwise expressly reflected as a Liability in the Final Working Capital, Seller shall retain all Liabilities under the

Employee Plans in respect of each employee or former employee (including any beneficiary thereof) who is not a Retained Employee. Except for the Assumed Employee Liabilities and the employee related Liabilities reflected in the Final Working Capital, Seller or its designated Affiliate shall retain all Liabilities in respect of benefits accrued as of the Closing Date by Retained Employees under the Employee Plans, and neither Purchaser nor any of its Affiliates shall have any liability with respect thereto. Except as expressly set forth herein, no assets of any Employee Plan shall be transferred to Purchaser or any of its Affiliates or to any plan of Purchaser or any of its Affiliates. Accrued benefits or account balances of Retained Employees under the Employee Plans shall be fully vested as of the Closing Date. Purchaser shall not assume any Seller equity awards. Purchaser shall assume the liability to provide continuation coverage pursuant to Section 4980B of the Code from and after the Closing Date to Active Employees identified in Schedule 7.1(a) hereto who are eligible for continuation coverage benefits.
          (b) With respect to the Retained Employees (including any beneficiary or dependent thereof), Seller shall retain, except for the Assumed Employee Liabilities and the employee related Liabilities reflected in the Final Working Capital, (i) all Liabilities arising under any group life, accident, medical, dental or disability plan or similar arrangement (whether or not insured) to the extent that such liability or obligation relates to claims incurred (whether or not reported), on or prior to the Closing Date, (ii) all Liabilities arising under any worker’s compensation arrangement to the extent such Liability relates to the period prior to the Closing Date, including Liability for any retroactive worker’s compensation premiums attributable to such period and (iii) all other Liabilities arising under the Employee Plans to the extent any such Liability relates to the period prior to the Closing Date. With respect to any Retained Employees, Purchaser shall assume all accrued and unpaid vacation time to the extent set forth in Final Working Capital.
          (c) With respect to any Retained Employee (including any beneficiary or dependent thereof) who enters a hospital or is on short term disability under any Employee Plan on or prior to the Closing Date and continues in a hospital or on short term disability after the Closing Date, Seller shall be responsible for claims and expenses incurred both before and after the Closing Date in connection with such Person, to the extent that such claims and expenses are covered by an Employee Plan, until such time (if any) that, in the case of a Retained Employee, such Person resumes full time employment with Purchaser or one of its Affiliates and, in the case of any beneficiary or dependent of a Retained Employee, such Person’s hospitalization has terminated. With respect to any Employee Plans covering medical expenses and other costs relating to pregnancies and maternity leave, Seller shall be responsible for all claims (whether or not reported) and expenses incurred during the period prior to and ending on the Closing Date, and Purchaser or one of its Affiliates shall be responsible for such expenses and costs relating to such pregnancies and maternity leave for the period subsequent to the Closing Date.
     7.3 Purchaser Benefit Plans.
     Consistent with the terms of such plans in existence on the Closing Date, Purchaser or one of its Affiliates will recognize all service of the Retained Employees with Seller or any of its Affiliates for purposes of eligibility to participate and vesting in those employee benefit plans, within the meaning of Section 3(3) of ERISA, in which the Retained Employees are enrolled by Purchaser or one of its Affiliates immediately after the Closing Date. Purchaser or one of its

Affiliates will recognize all services of the Retained Employees with Seller or any of its Affiliates for purposes of accruing vacation benefits under Purchaser’s or one of its Affiliates “employee welfare benefit plans” within the meaning of Section 3(1) of ERISA, but shall not recognize such services for purposes of accruing benefits under any “employee pension benefit plan”, within the meaning of Section 3(2)(A) of ERISA. Purchaser or one of its Affiliates will also cause to be waived all pre-existing conditions and proof of insurability provisions, for all conditions that all Retained Employees and their covered dependents have as of the Closing Date recognizing any pre-enrollment, and waiting periods under Seller’s Employee Benefit Plans in order to satisfy any such waiting periods under Purchaser’s employee benefit plans; provided that nothing in this sentence shall limit the ability of Purchaser and its Affiliates from amending or entering into new or different employee benefit plans or arrangements provided such plans or arrangements treat the Retained Employees in a substantially similar manner as employees of Purchaser or its Affiliate, as applicable, are treated.
     7.4 No Third Party Beneficiaries.
     No provision of this Article VII shall create any third party beneficiary or other rights in any Employee or Former Employee (including any beneficiary or dependent thereof) in respect of continued employment (or resumed employment) with either Purchaser or Company or any of their Affiliates and no provision of this Article VII shall create any such rights in any such Persons in respect of any benefits that may be provided, directly or indirectly, under any Employee Plan or any plan or arrangement which may be established by Purchaser or any of its Affiliates. No provision of this Agreement shall constitute a limitation on rights to amend, modify or terminate after the Closing Date any such plans or arrangements of Purchaser or any of its Affiliates.
ARTICLE VIII
CONDITIONS TO CLOSING
     8.1 Conditions to Obligations of Each Party Under this Agreement.
     The respective obligations of each Party to effect the transactions contemplated in this Agreement shall be subject to the satisfaction at or prior to the Closing of the following condition, which may be waived by agreement of Purchaser and Seller, in whole or in part, to the extent permitted by applicable Law: No Law or Order enacted, issued, promulgated, enforced or entered by any Governmental Body shall be in effect (whether temporary, preliminary or permanent) enjoining, restraining or prohibiting consummation of the Agreement or making the consummation of the Agreement illegal.
     8.2 Additional Conditions to Obligations of Purchaser.
     The obligation of Purchaser to consummate the transactions contemplated in this Agreement is subject to the satisfaction at or prior to the Closing Date of the following conditions, any or all of which may be waived by Purchaser, in whole or in part, to the extent permitted by applicable Law:

          (a) the representations and warranties made by Company in Article III, which representations and warranties shall be deemed for purposes of this Section 8.2(a) not to include any qualification or limitation with respect to materiality (whether by reference to “Material Adverse Effect” or otherwise), shall be true and correct at and as of the Closing except where the failure thereof to be true and correct, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect, with the same effect as though such representations and warranties were made at and as of the Closing and Purchaser shall have received a certificate signed by a duly authorized officer of Company, dated as of the Closing Date, to the foregoing effect.
          (b) the representations and warranties made by Seller in Article IV, which representations and warranties shall be deemed for purposes of this Section 8.2(b) not to include any qualification or limitation with respect to materiality (whether by reference to “Material Adverse Effect” or otherwise), shall be true and correct at and as of the Closing except where the failure thereof to be true and correct, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect, with the same effect as though such representations and warranties were made at and as of the Closing and Purchaser shall have received a certificate signed by a duly authorized officer of Seller, dated as of the Closing Date, to the foregoing effect.
          (c) Company shall have performed or complied in all material respects with its respective agreements and covenants required by this Agreement to be performed or complied with by Company on or prior to the Closing Date. Purchaser shall have received a certificate signed by a duly authorized officer of Seller dated as of the Closing Date to that effect.
          (d) Seller shall have performed or complied in all material respects with its respective agreements and covenants required by this Agreement to be performed or complied with by Seller on or prior to the Closing Date. Purchaser shall have received a certificate signed by a duly authorized officer of Seller dated as of the Closing Date to that effect.
          (e) Seller shall have procured the consents of third-parties and Governmental Bodies and provided the notices specified in Schedule 8.2(e) which shall be delivered to Purchaser at Closing.
          (f) During the period from the date hereof to the Closing, no change, event or effect shall have occurred that has had, or is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect with respect to Company.
          (g) Seller shall have executed and delivered to Purchaser a transition services agreement, substantially in the form of Schedule 8.2(g).
          (h) Tom Zajac shall have executed and delivered to Purchaser a non-solicitation, non-compete and confidentiality agreement, substantially in the form of Schedule 8.2(h).

          (i) Seller shall have delivered to Purchaser certificates representing all of the Shares, free and clear of any Encumbrances, accompanied by duly executed stock powers, in form and substance reasonably satisfactory to Purchaser for transfer to Purchaser.
          (j) Seller shall have delivered to Purchaser the original minute books, stock certificate books and stock ledger of Company.
          (k) Seller shall have delivered to Purchaser an opinion from Hogan & Hartson L.L.P., counsel to Seller and Company, substantially in the form of Schedule 8.2(k).
          (l) To the extent requested by Purchaser, Seller shall have delivered to Purchaser signed resignations of each director and officer (other than Tom Zajac) of Company, in form and substance reasonably satisfactory to Purchaser.
          (m) Seller shall have delivered to Purchaser an executed release from Seller, substantially in the form of Schedule 8.2(m).
          (n) Seller shall have delivered to Purchaser a certificate of the secretary of Seller, in form and substance reasonably satisfactory to Purchaser, certifying that (i) attached thereto is a true, correct and complete copy of (A) the certificate of incorporation of Seller certified as of a recent date by the Secretary of State of Delaware and the bylaws of Seller, (B) resolutions duly adopted by the Board and sole stockholder of Company authorizing the performance of the transactions contemplated by this Agreement and the execution and delivery of this Agreement and the Seller Documents and (C) a certificate of good standing as of a recent date of Seller from the State of Delaware, (ii) the resolutions referenced in Subsection (i)(B) are still in effect, and (iii) nothing has occurred since the date of the issuance of the certificate(s) referenced in Subsection (i)(C) that could adversely affect Seller’s existence or good standing in any such jurisdiction.
          (o) Seller shall have delivered to Purchaser a certificate of the secretary of Company, in form and substance reasonably satisfactory to Purchaser, certifying that (i) attached thereto is a true, correct and complete copy of (A) the certificate of incorporation of Company certified as of a recent date by the Secretary of State of Pennsylvania and the bylaws of Company and (B) a certificate of good standing as of a recent date of Company from the State of Pennsylvania; and (ii) nothing has occurred since the date of the issuance of the certificate(s) referenced in Subsection (i)(B) that could adversely affect Company’s existence or good standing in any such jurisdiction.
          (p) Seller shall have provided Purchaser written documentation, in form and substance acceptable to Purchaser, showing that the transfers described in Section 6.10 have been validly completed and, notwithstanding Section 6.3, that all notices and consents of any third-parties or Governmental Bodies that were required or necessary to complete such transfers have been obtained or given.

     8.3 Conditions to Obligations of Seller.
     The obligation of Seller to consummate the transactions contemplated in this Agreement is subject to the satisfaction at or prior to the Closing Date of the following conditions, any or all of which may be waived by Seller, in whole or in part, to the extent permitted by applicable Law:
          (a) the representations and warranties made by Purchaser in Article V, which representations and warranties shall be deemed for purposes of this Section 7.3(a) not to include any qualification or limitation with respect to materiality (whether by reference to “Material Adverse Effect” or otherwise), shall be true and correct at and as of the Closing except where the failure thereof to be true and correct, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect, with the same effect as though such representations and warranties were made at and as of the Closing and Seller shall have received a certificate signed by a duly authorized officer of Purchaser, dated as of the Closing Date, to the foregoing effect;
          (b) Purchaser shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Closing. Seller shall have received a certificate signed by a duly authorized officer of Purchaser to that effect; and
          (c) Purchaser shall have delivered, or caused to be delivered, to Seller evidence of the wire transfers referred to in Section 1.3.
ARTICLE IX
INDEMNIFICATION
     9.1 Survival of Representations and Warranties.
     The representations and warranties of the Parties contained in this Agreement shall survive the Closing and shall remain operative and in full force and effect for a period of eighteen (18) months after the Closing Date (the “Survival Period”). Any claim for indemnification for a breach of a representation or warranty not made by Purchaser on or prior to the expiration of the Survival Period will be irrevocably and unconditionally released and waived. All of the covenants or other agreements of the Parties contained in this Agreement shall survive until fully performed or fulfilled, unless and to the extent only that non-compliance with such covenants or agreements is waived in writing by the party entitled to such performance.
     9.2 Indemnification by Seller.
     Subject to Sections 9.1 and 9.5, Seller shall indemnify and hold harmless Purchaser and its officers, directors, employees, agents and Affiliates from and against any Losses incurred by them related to, or arising directly or indirectly out of:
          (a) any breach of a representation or warranty of Seller or Company contained in this Agreement, the Company Documents or the Seller Documents; or

          (b) any breach of any covenant or obligation of Seller or Company contained in this Agreement, the Company Documents or the Seller Documents.
     9.3 Indemnification by Purchaser.
     Subject to Sections 9.1 and 9.5, Purchaser agrees to indemnify and hold Seller and its officers, directors, employees, agents and Affiliates harmless from and against any Losses incurred by them related to, or arising directly or indirectly out of:
          (a) any breach of a representation or warranty of Purchaser contained in this Agreement, the Company Documents or the Purchaser Documents;
          (b) any breach of any covenant or obligation of Purchaser contained in this Agreement, the Company Documents or the Purchaser Documents; or
          (c) any claims, amounts due for salary, benefits or otherwise, liabilities, obligations, losses, damages, reasonable costs, reasonable expenses, penalties, fines and judgments (at equity or at law, including statutory and common) and damages whenever arising or incurred (including amounts paid in settlement, reasonable costs of investigation and reasonable attorneys’ fees and expenses) relating to a Retained Employee for any reason due to any Retained Employee’s termination or deemed termination of employment on or after the Closing Date for any reason.
     9.4 Notice of Claim.
          (a) If any action is brought against any Person entitled to indemnification pursuant to Sections 9.2 or 9.3 (a “Claimant”) in respect of a claim under Sections 9.2 or 9.3 (an “Indemnification Claim”)(regardless of the limitations set forth in Section 9.5), the Claimant shall promptly notify the Indemnifying Party in writing of the institution of such action (but the failure so to notify shall not relieve Seller or Purchaser, as the case may be (the “Indemnifying Party”), from any liability the Indemnifying Party may have except to the extent such failure prejudices the Indemnifying Party). The Indemnifying Party shall have the right, at its sole expense, to be represented by counsel of its choice, which must be reasonably satisfactory to the Claimant, and to defend against, negotiate, settle or otherwise deal with any claim for indemnification. If the Indemnifying Party shall undertake to settle, compromise or defend any such asserted liability, it shall notify the Claimant of its intention to do so within thirty (30) days (or sooner, if the nature of the claim so requires). The Claimant agrees to reasonably cooperate with the Indemnifying Party and its counsel in the settlement, compromise of, or defense against, any such asserted liability. Notwithstanding an election by the Indemnifying Party to assume the defense of such action or proceeding, the Claimant shall have the right to employ one firm of separate counsel and to participate in the defense of such action or proceeding, and the Indemnifying Party shall bear the reasonable fees, costs and expenses of such separate counsel, if (i) the use of counsel chosen by the Indemnifying Party to represent the Claimant would present such counsel with a conflict of interest in the reasonable opinion of counsel to the Indemnifying Party, or (ii) the Indemnifying Party shall authorize the Claimant to employ separate counsel at the expense of the Indemnifying Party; provided, that the Indemnifying Party shall not be required to pay for more than one such counsel for all Claimants in connection with any Indemnification Claim. If the Indemnifying Party elects not to defend against, negotiate, settle or otherwise deal with any Indemnification Claim, the Claimant may defend against, negotiate, settle or otherwise deal with such Indemnification Claim. The Claimant shall cooperate in all reasonable respects with the Indemnifying Party and such attorneys in the investigation, trial and defense of such lawsuit or action and any appeal arising therefrom. The party controlling the defense of any such asserted liability shall deliver, or cause to be delivered to the other party, upon the request of the other party, copies of all correspondence, pleadings, motions, briefs, appeals or other written statements relating to or submitted in connection with the defense of any such Indemnification Claim, and timely notices of, and the right to participate in (as an observer), any hearing or other court proceeding relating to such Indemnification Claim.
          (b) A claim for indemnification for any matter not involving a third-Person claim may be asserted by notice to the party from whom indemnification is sought; provided, however, that failure to so notify the Indemnifying Party shall not preclude the Claimant from any indemnification which it may claim in accordance with this Article IX.
     9.5 Limitations.
          (a) An Indemnifying Party shall not have any liability under Sections 9.2(a) or Section 9.3(a) unless the aggregate amount of Losses incurred by the indemnified parties thereunder exceeds Three Hundred Eighty Thousand and No/100 Dollars ($380,000) (the “Basket”), and then only to the extent of such excess; provided, however, that the Basket shall not apply to Losses associated with fraud or willful misrepresentation. In no event shall the aggregate indemnification liability under Section 9.2(a) or Section 9.3(a) of either Seller or Purchaser exceed Five Million and No/100 Dollars ($5,000,000) (the “Cap”); provided, however, that the Cap shall not apply to Losses associated with fraud or willful misrepresentation.
          (b) No Claimant shall be required to indemnify any Claimant to the extent of any Losses that a court of competent jurisdiction shall have determined by final judgment to have resulted from the bad faith, gross negligence or willful misconduct of the party seeking indemnification.
          (c) Purchaser shall not make any claim for indemnification under this Article IX in respect of any amounts that are included in the calculation of any adjustment to the Purchase Price pursuant to Section 1.4.
     9.6 Calculation of Losses.
          (a) The amount of any Losses for which indemnification is provided under this Article IX shall be net of any amounts actually recovered by the indemnified party under insurance policies or otherwise with respect to such Losses (net of any expenses incurred in connection with such recovery). Each of Purchaser and Seller shall use its commercially reasonable efforts to recover under insurance policies for any Losses prior to seeking indemnification under this Agreement.
          (b) If the amount of any Loss for which indemnification is provided under this Article IX gives rise to a currently realizable Tax Benefit (as defined below) to the

Claimant making the Indemnification Claim, then the Indemnification Claim shall be (i) increased to take account of any net Tax cost incurred by the Claimant arising from the receipt of indemnity payments hereunder (grossed up for such increase) and (ii) reduced to take account of any net Tax Benefit realized by the Claimant arising from the incurrence or payment of any such Loss. To the extent such Indemnification Claim does not give rise to a currently realizable Tax Benefit, if the amount with respect to which any Indemnification Claim is made gives rise to a subsequently realized Tax Benefit to the Claimant that made the Indemnification Claim, such Claimant shall refund to the Indemnifying Party the amount of such Tax Benefit (with and including any gross-up payment made pursuant to this Section 9.6 with respect to such Tax Benefit) when, as and if realized (it being understood that such Claimant shall use its reasonable efforts to realize such Tax Benefit). For purposes of this Section 9.6, a “Tax Benefit” means an amount by which the Tax liability of the party (or group of corporations including the party) is actually reduced (including by deduction, reduction of income by virtue of increased tax basis or otherwise, entitlement to refund, credit or otherwise) plus any related interest received from the relevant taxing authority. In computing the amount of any such Tax cost or Tax Benefit, the Claimant shall be deemed to recognize all other items of income, gain, loss, deduction or credit before recognizing any item arising from the receipt of any indemnity payment hereunder or the incurrence or payment of any indemnified Loss. For purposes of this Section 9.6, a Tax Benefit is “currently realizable” to the extent that such Tax Benefit can be realized in the current taxable period or year or in any Tax Return with respect thereto (including through a carryback to a prior taxable period) or in any taxable period or year prior to the date of the Indemnification Claim. The amount of any increase, reduction or payment hereunder shall be adjusted to reflect any final determination (which shall include the execution of Form 870-AD or successor form) with respect to the Claimant’s liability for Taxes, and payments between the parties to this Agreement to reflect such adjustment shall be made if necessary. Any indemnity payment under this Article IX shall be treated as an adjustment to the value of the asset upon which the underlying Indemnification Claim was based, unless a final determination (which shall include the execution of a Form 870-AD or successor form) with respect to the indemnified party or any of its Affiliates causes any such payment not to be treated as an adjustment to the value of the asset for United States federal income tax purposes.
          (c) Notwithstanding anything to the contrary in this Agreement, for purposes of this Article IX in determining the existence of a breach of any representation, warranty, covenant or agreement and the amount of any Losses, the phrases “material,” “materially,” “in all material respects,” “Material Adverse Effect” and any similar phrase shall be disregarded.
     9.7 Tax Treatment of Indemnity Payments.
     Seller and Purchaser agree to treat any indemnity payment made pursuant to this Article IX as an adjustment to the Purchase Price for federal, state, local and foreign income tax purposes.
     9.8 Exclusive Remedy.
     From and after the Closing, except in the event of fraud and willful misrepresentation (in which case the Parties shall be entitled to exercise all of their rights, and seek all Losses available to them, under law or in equity), the sole and exclusive remedy for any breach or failure to be true and correct, or alleged breach or failure to be true and correct, of any representation or warranty or any covenant or agreement in this Agreement, shall be indemnification in accordance with this Article IX. In furtherance of the foregoing, each of the parties hereby waive, to the fullest extent permitted by applicable Law, any and all other rights, claims and causes of action (including rights of contributions, if any) known or unknown, foreseen or unforeseen, which exist or may arise in the future, that it may have against Seller or Purchaser, as the case may be, arising under or based upon any federal, state or local Law (including such Law relating to environmental matters or arising under or based upon any securities Law, common Law or otherwise). Notwithstanding the foregoing, this Section 9.8 shall not operate to (i) interfere with or impede the operation of the provisions of Article I providing for the resolution of certain disputes relating to the Purchase Price between the Parties and/or by an Independent Accountant or (ii) limit the rights of the parties to seek equitable remedies (including specific performance or injunctive relief).
     9.9 Sole Source of Funds to Pay Indemnification Claims.
     Except in the event of fraud and willful misrepresentation, the sole and exclusive means by which Purchaser shall be indemnified for an Indemnification Claim made pursuant to Section 9.2(a) shall be from the proceeds, if any, recovered by Purchaser under the Representations and Warranties Insurance Policy (Policy Number DR 0241977).
ARTICLE X
DEFINITIONS
     10.1 Certain Definitions.
     (a) For purposes of this Agreement, the following terms shall have the meanings specified in this Section 10.1:
     “Acquisition Proposal” means any proposal or offer for, whether in one transaction or a series of related transactions, any (a) sale or other disposition, directly or indirectly, by merger, consolidation, share exchange or any similar transaction, of (i) Company and any assets of Seller associated with the Business representing ten percent (10%) or more of the assets of the Business, (b) issue, sale or other disposition by Seller (including by way of merger, consolidation, share exchange or any similar transaction) securities (or Options, rights or warrants to purchase, or securities convertible into, such securities) representing twenty percent (20%) or more of the votes associated with the outstanding voting equity securities of Company, (c) tender offer or exchange offer in which any Person or “group” (as such term is defined under the Exchange Act) shall acquire beneficial ownership (as such term is defined in Rule 13d 3 under the Exchange Act), or the right to acquire beneficial ownership, of twenty percent (20%) or more of the outstanding shares of Company, (d) recapitalization, restructuring, liquidation, dissolution or other similar type of transaction with respect to Company or (e) transaction which is similar in form, substance or purpose to any of the foregoing transactions; provided, however, that the term “Acquisition Proposal” shall not include any of the transactions contemplated by this Agreement.
     “Active Employee” has the meaning set forth in Section 7.1(a).

     “Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by Contract or otherwise.
     “Agreement” has the meaning set forth in the Preamble.
     “Assumed Employee Liabilities” means the Employee Liabilities that Purchaser is obligated to pay pursuant to Sections 1.3(a) and 6.14.
     “Basket” has the meaning set forth in Section 9.5.
     “Board” means the Board of Directors of Seller.
     “Business” means Seller’s business of providing care management and analytical solutions to hospitals and health systems, including the CareScience division, but specifically excluding the Integration Solutions division, the Rogue Wave Software division and all Seller Services (including all real property, fixed property, personnel, etc. utilized by Seller in providing the Seller Services).
     “Business Day” means any day of the year on which national banking institutions in New York are open to the public for conducting business and are not required or authorized to close.
     “Business Intellectual Property” has the meaning set forth in Section 3.17(a).
     “Business Property” has the meaning set forth in Section 3.11(a).
     “Cap” has the meaning set forth in Section 9.5.
     “CareScience Marks” has the meaning set forth in Section 6.7(b).
     “Closing” has the meaning set forth in Section 2.1
     “Closing Date” has the meaning set forth in Section 2.1.
     “Closing Statement” has the meaning set forth in Section 1.4.
     “Closing Working Capital” has the meaning set forth in Section 1.4(a).
     “Code” means the United States Internal Revenue Code of 1986, as amended.
     “Company” has the meaning set forth in the Preamble.
     “Common Stock” has the meaning set forth in the Preamble.
     “Company Documents” has the meaning set forth in Section 3.2.

     “Company’s Knowledge” means the actual knowledge (i.e. the conscious awareness of facts or other information), after due inquiry or investigation, of those Persons identified on Schedule 10.1(b).
     “Company NOLs” has the meaning set forth in Section 3.15(p).
     “Contract” means any written or oral contract, agreement, indenture, note, bond, mortgage, loan, instrument, lease, license or other binding commitment.
     “Contract Consents” has the meaning set forth in Section 3.12(b).
     “Documents” means all files, documents, instruments, papers, books, reports, records, tapes, microfilms, photographs, letters, budgets, forecasts, ledgers, journals, title policies, customer and supplier lists, regulatory filings, operating data and plans, technical documentation (design specifications, functional requirements, operating instructions, logic manuals, flow charts, etc.), user documentation (installation guides, user manuals, training materials, release notes, working papers, etc.) marketing documentation (sales brochures, flyers, pamphlets, web pages, etc.), and other similar materials related exclusively to Company whether or not in electronic form; provided that “Documents” shall not include duplicate copies of such Documents retained by Seller or its Affiliates subject to the obligations relating to the use and disclosure thereof set forth in this Agreement.
     “Employee” means all individuals including common law employees, independent contractors and individual consultants, as of the date hereof, who are employed or engaged by Company or Seller primarily in connection with the Business, together with individuals who are hired by Company or Seller primarily in connection with the Business after the date hereof and prior to the Closing.
     “Employee Liabilities” means the aggregate amount payable by Seller or Company to or for the benefit of Employees in accordance with the applicable severance, retention or change of control plan or agreements (whether written or oral) or other governing document or policy, including, but not limited to, payments to holders of Seller’s options, as a result of the transactions contemplated by this Agreement (including, “success fees” or bonuses, or severance payments, and any amounts payable to offset any excise Taxes imposed under Section 4999 of the Code and any related income Taxes)
     “Employee Plan” has the meaning set forth in Section 3.14(a).
     “Encumbrance” means any lien, encumbrance, pledge, mortgage, deed of trust, security interest, claim, lease, charge, option, right of first refusal, easement, servitude or transfer restriction.
     “Environmental Law” means any Law that requires or relates to any Hazardous Material or protection of natural resources or the environment, including but not limited to the federal Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq.
     “ERISA” means the Employment Retirement Income Security Act of 1974, as amended.

     “ERISA Affiliates” means Company or any other person or entity that, together with Company, is or was treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.
     “Estimated Closing Working Capital” has the meaning set forth in Section 1.4(a).
     “Excluded Employees” has the meaning set forth in Section 7.1(a).
     “Existing Products and Services” has the meaning set forth in Section 3.5(c).
     “Filed SEC Document” has the meaning set forth in Section 4.6(a).
     “Final Working Capital” has the meaning set forth in Section 1.4(f).
     “Financial Statements” means the unaudited working capital balance sheet of Company as of December 31, 2004, 2005 and 2006 and related statements of operating income of Company for the years then ended and the unaudited working capital balance sheet of Company as at February 28, 2007 and related statements of operating income of Company for the two (2) month period ended February 28, 2007.
     “Former Employee” means all individuals (including common law employees, independent contractors and individual consultants) who were employed or engaged by Seller or Company in connection with the Business but who are no longer so employed or engaged on the date hereof.
     “GAAP” means United States generally accepted accounting principles, consistently applied.
     “Governmental Body” means any government or governmental or regulatory body thereof, or political subdivision thereof, whether foreign, federal, state, or local, or any agency, instrumentality or authority thereof, or any court or arbitrator (public or private).
     “Hazardous Materials” means any waste or other substance that is listed, defined, designated, or classified as, or otherwise determined to be, hazardous, radioactive, or toxic or a pollutant or a contaminant under or pursuant to any Environmental Law, including any mixture or solution thereof, and specifically including petroleum and all derivatives thereof or synthetic substitutes therefor and friable asbestos or friable asbestos-containing materials.
     “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and the rules and regulations promulgated thereunder.
     “Indebtedness” of any Person means, without duplication, (a) the principal of and, accreted value and accrued and unpaid interest in respect of (i) indebtedness of such Person for money borrowed and (ii) indebtedness evidenced by notes, debentures, bonds or other similar instruments the payment of which such Person is responsible or liable; (b) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding trade accounts payable and other accrued current liabilities); (c) all obligations of the type referred to in clauses (a) and (b) of any Persons the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise; and (d) all obligations of the type referred to in clauses (a) through (c) of other Persons secured by any Encumbrance on any property or asset of such Person (whether or not such obligation is assumed by such Person).
     “Indemnification Claim” has the meaning set forth in Section 9.4(a).
     “Indemnifying Party” has the meaning set forth in Section 9.4(a).
     “Independent Accountant” has the meaning set forth in Section 1.4(d).
     “Intellectual Property” means (a) all United States and foreign patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals and continuations thereof, (b) all inventions (whether patentable or not), invention disclosures, improvements, mask works, trade secrets, manufacturing processes, test and qualification processes, designs, schematics, proprietary information, know-how, technology, technical data and customer lists; (c) all works of authorship (whether copyrightable or not), copyrights, copyright registrations and applications therefor throughout the world, (d) all industrial designs and any registrations and applications therefor throughout the world, (e) all Software, (f) all internet uniform resource locators, domain names, trade names, logos, slogans, designs, trade dress, common law trademarks and service marks, and trademark and service mark and trade dress registrations and applications therefor throughout the world and (g) all similar proprietary rights.
     “IRS” means the United States Internal Revenue Service and, to the extent relevant, the United States Department of Treasury.
     “Law” means any foreign, federal, state or local law, statute, code, ordinance, rule or regulation.
     “Legal Proceeding” means any judicial, administrative or arbitral actions, suits or proceedings (public or private) by or before a Governmental Body.
     "Liability” means any debt, liability or obligation (whether known or unknown, direct or indirect, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, or due or to become due), and including all costs and expenses relating thereto.
     “Losses” means all losses, liabilities, claims, demands, judgments, damages, penalties, fines, suits, actions, costs, fees and expenses, including reasonable attorneys’ fees.
     “Material Adverse Effect” means a material adverse effect on (a) the business, assets, properties, results of operations or financial condition of Company (taken as a whole) or (b) on the ability of Seller to consummate the transactions contemplated by this Agreement; other than an effect resulting from any one or more of the following: (i) the effect of any change in the United States or foreign economies or securities or financial markets in general; (ii) the effect of any change that generally affects any industry in which Company operates and does not disproportionately affect Company or the Business; (iii) the effect of any change arising in connection with earthquakes, hostilities, acts of war, sabotage or terrorism or military actions or any escalation or material worsening of any such hostilities, acts of war, sabotage or terrorism or military actions existing or underway as of the date hereof; (iv) the effect of any action taken by Purchaser or its Affiliates with respect to the transactions contemplated hereby or with respect to Seller; (v) any matter of which Purchaser is aware on the date hereof; (vi) the effect of any changes after the date hereof that disproportionately affects the Company in applicable Laws or accounting rules or (vii) any effect resulting from the announcement of this Agreement, compliance with terms of this Agreement or the consummation of the transactions contemplated by this Agreement.
     “Material Contract” has the meaning set forth in Section 3.12.
     “Minimum Working Capital” has the meaning set forth in Section 1.4(a).
     “Multiemployer Plan” has the meaning set forth in Section 3.14(c).
     “NDA/Inventions Agreements” has the meaning set forth in Section 3.17(c).
     “Net Working Capital” has the meaning set forth in Section 1.4(a).
     “Order” means any consent, order, injunction, judgment, decree, ruling, writ, assessment or arbitration award of a Governmental Body.
     “Ordinary Course of Business” means the ordinary and usual course of normal day-to-day operations of the Business (excluding all Seller Services).
     “Outside Date” has the meaning set forth in Section 2.2(b).
     “Parties” has the meaning set forth in the Preamble.
     “Permits” means any approvals, authorizations, consents, licenses, permits or certificates of a Governmental Body.
     “Permitted Encumbrances” means (a) all defects, exceptions, restrictions, easements, rights of way and encumbrances disclosed in policies of title insurance, (b) statutory liens for current Taxes, assessments or other governmental charges not yet delinquent or the amount or validity of which is being contested in good faith by appropriate proceedings and appropriately reserved for in the Financial Statements, (c) mechanics’, carriers’, workers’, repairers’ and similar Encumbrances arising or incurred in the Ordinary Course of Business for amounts not yet delinquent or the amount or validity of which is being contested in good faith by appropriate proceedings and appropriately reserved for in the Financial Statements, (e) zoning, entitlement and other land use and environmental regulations by any Governmental Body, (e) title of a lessor under a capital or operating lease; and (f) in the case of Intellectual Property, non-exclusive license agreements entered into in the Ordinary Course of Business.
     “Person” means any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Body or other entity.
     “Planned Products and Services” has the meaning set forth in Section 3.5(c).

     “Pre-Closing Tax Period” has the meaning set forth in Section 3.15(g).
     “Products” means any and all products developed, manufactured, marketed or sold by Company or Seller with respect to Company.
     “Purchase Price” has the meaning set forth in Section 1.2.
     “Purchaser” has the meaning set forth in the Preamble.
     “Purchaser Documents” has the meaning set forth in Section 5.2.
     “Purchaser’s Knowledge” means the actual knowledge (i.e. the conscious awareness of facts or other information), without undertaking any investigation, and not constructive or imputed knowledge, of those Persons identified on Schedule 10.1(c).
     “Real Property Leases” has the meaning set forth in Section 3.10.
     “Registered Intellectual Property” has the meaning set forth in Section 3.17(d).
     “Release” has the meaning as set forth in the Comprehensive, Environmental Response Compensation Act, 42 U.S.C. § 9601 et seq.
     “Retained Employees” has the meaning set forth in Section 7.1(a).
     “SEC Documents” has the meaning set forth in Section 4.6(a).
     “Secret Information” means the source code, documentation and methodology for the Existing Products and Services and Planned Products and Services and any other information qualifying as trade secret material under the Uniform Trade Secret Act.
     “Securities Act” has the meaning set forth in Section 4.6(a).
     “Seller” has the meaning set forth in the Preamble.
     “Seller Documents” has the meaning set forth in Section 4.3.
     “Seller Marks” has the meaning set forth in Section 6.7.
     “Seller Services” has the meaning set forth in Section 3.5(b).
     “Shares” has the meaning set forth in the Preamble.
     “Software” means (a) all computer software programs, together with any error corrections, updates, modifications, or enhancements thereto, in both machine-readable form and human-readable form, whether in source code or object code; (b) databases and electronic compilations, including any and all data and collections of data, whether machine readable or otherwise; (c) descriptions, flow-charts, library functions, algorithms, architecture, structure, display screens and development tools, and other information, work product or tools used to design, plan, organize or develop any of the foregoing; and (d) all documentation, including user manuals and training materials, relating to any of the foregoing.
     “Straddle Period” means any taxable period that includes (but does not end on) the Closing Date.
     “Straddle Tax Return” means any Tax Return required to be filed by Company covering a taxable period commencing prior to the Closing Date and ending after the Closing Date.
     “Subsidiary” means any Person of which a majority of the outstanding share capital, voting securities or other voting equity interests are owned, directly or indirectly, by Company.
     “Superior Proposal” means an Acquisition Proposal (on its most recently amended and modified terms, if amended and modified) made by any Person which the Board determines in its good faith judgment (after consultation with Seller’s legal and financial advisors and after taking into account all of the terms and conditions of the Acquisition Proposal, including the conditions to the consummation of the Acquisition Proposal and the financing terms of such Acquisition Proposal) to be more favorable to Seller and Seller’s shareholders than the transactions contemplated by this Agreement from a financial point of view.
     “Survival Period” has the meaning set forth in Section 9.1.
     “Tax Benefit” has the meaning set forth in Section 9.6(b).
     “Tax Return” shall mean all returns, declarations, reports, forms, estimates, information, returns, statements or other documents (including any related or supporting information) filed or required to be filed with or supplied to any Governmental Body in connection with any Taxes.
     “Taxes” shall mean all taxes, charges, fees, duties, levies, penalties or other assessments, including, without limitation, income, gross receipts, excise, real and personal property, sales, transfer, license, payroll, withholding, social security, franchise, unemployment insurance, workers’ compensation, employer health tax or other taxes, imposed by any Governmental Body and shall include any interest, penalties or additions to tax attributable to any of the foregoing.
     “Third-Party Items” has the meaning set forth in Section 3.5(c).
     “WARN” shall mean the Worker Adjustment and Retraining Notification Act of 1988, as amended, and the rules and regulations promulgated thereunder.
          (b) Other Definitional and Interpretive Matters. Unless otherwise expressly provided, for purposes of this Agreement, the following rules of interpretation shall apply:
     Calculation of Time Period. When calculating the period of time before which, within which or following which, any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.
     Dollars. Any reference in this Agreement to $ shall mean U.S. dollars.

     Exhibits/Schedules. The Exhibits and Schedules to this Agreement are hereby incorporated and made a part hereof and are an integral part of this Agreement. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any matter or item disclosed on one Schedule shall be deemed to have been disclosed on each other Schedule. Disclosure of any item on any Schedule shall not constitute an admission or indication that such item or matter is material or would have a Material Adverse Effect. No disclosure on a Schedule relating to a possible breach or violation of any Contract, Law or Order shall be construed as an admission or indication that breach or violation exists or has actually occurred. Any capitalized terms used in any Schedule or Exhibit but not otherwise defined therein shall be defined as set forth in this Agreement.
     Gender and Number. Any reference in this Agreement to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa.
     Headings. The provision of a Table of Contents, the division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement. All references in this Agreement to any “Section” are to the corresponding Section of this Agreement unless otherwise specified.
     Herein. The words such as “herein,” “hereinafter,” “hereof,” and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires.
     Including. The word “including” or any variation thereof means (unless the context of its usage otherwise requires) “including, without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it.
     Reflected On or Set Forth In. An item arising with respect to a specific representation or warranty shall be deemed to be “reflected on” or “set forth in” a balance sheet or financial statements, to the extent any such phrase appears in such representation or warranty, if (a) there is a reserve, accrual or other similar item underlying a number on such balance sheet or financial statements that related to the subject matter of such representation, (b) such item is otherwise specifically set forth on the balance sheet or financial statements or (c) such item is reflected on the balance sheet or financial statements and is specifically set forth in the notes thereto.
     10.2 Interpretation.
     The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

ARTICLE XI
MISCELLANEOUS
     11.1 Confidentiality.
     Each of Seller and Purchaser agrees that, unless and until the transactions contemplated hereby shall have been consummated, the letter agreement regarding confidentiality dated as of September 15, 2006, by and among Purchaser and Seller, shall remain in full force and effect.
     11.2 Notices.
     All notices, requests and other communications hereunder to a Party shall be in writing and shall be deemed to have been given (a) on the Business Day sent, when delivered by hand, electronic mail or facsimile transmission (with confirmation) during normal business hours or (b) on the Business Day following the Business Day of sending, if delivered by an overnight courier recognized as providing services nationally in the United States, in each case to such Party at its address (or number) set forth below or such other address (or number) as the Party may specify by notice to the other Parties hereto:

If to Purchaser:

Premier, Inc.
12225 El Camino Real
San Diego, CA 92130
Facsimile: (858) 794-8720
Attention: Chief Financial Officer

With a copy (which shall not constitute notice) to:

Helms Mulliss & Wicker, PLLC
201 North Tryon Street, 30th Floor
Charlotte, NC 28202
Facsimile: (704) 444-8746
Attention: Marcus Lee

If to Seller or Company:

Quovadx, Inc.
7600 E. Orchard Road, Suite 300-S
Greenwood Village, CO 80111
Attention: Chief Financial Officer

With a copy (which shall not constitute notice) to:

Hogan & Hartson L.L.P.
One Tabor Center
1200 Seventeenth Street, Suite 1500
Denver, CO 80202
Facsimile: (303) 899-7333
Attention: Paul Hilton

     11.3 Severability.
     The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, (a) the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible and (b) the remainder of this Agreement and the application of such provision to other Persons, entities or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.
     11.4 Entire Agreement; No Third-Person Beneficiaries.
     This Agreement (including the schedules and exhibits hereto), the Seller Documents, the Company Documents and the Purchaser Documents constitute the entire agreement between the Parties with respect to the transactions contemplated hereby and supersede all prior agreements, written or oral, among the Parties with respect to the subject matter of this Agreement. No representation, warranty, inducement, promise, understanding or condition not set forth in this Agreement has been made or relied on by any Party in entering into this Agreement. Nothing in this Agreement, expressed or implied, is intended to confer on any Person, other than the Parties hereto or their respective successors, any rights, remedies, obligations or liabilities.
     11.5 Waiver; Amendment.
     Any provision of this Agreement may be amended or waived, but only if the amendment or waiver is in writing and signed by the Party or Parties that would have benefited by the provision waived or amended. No action taken pursuant to this Agreement, including any investigation by or on behalf of any Party, shall be deemed to constitute a waiver by the Party taking such action of compliance with any representation, warranty, covenant or agreement contained herein. The waiver by any Party hereto of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any Party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such Party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.
     11.6 Assignment.
     Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any of the Parties (whether by operation of law or otherwise) without the prior written consent of the other Parties, and any purported assignment in violation of this Section 10.6 will be void, except that Purchaser may without such consent assign its rights under this

Agreement to any of its Affiliates or to any lender providing financing to Purchaser or any of its Affiliates; provided, however, that no such assignment by Purchaser shall relieve Purchaser of any of its obligations hereunder. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the Parties hereto and their respective heirs, personal representatives, successors and permitted assigns.
     11.7 Expenses.
     Company shall bear all expenses incurred by Company or any representative of Company in connection with the transactions contemplated by this Agreement, and, with respect to such expenses incurred on or before the Closing Date, all such expenses shall have been paid on or before the Closing Date or accrued by Company and included in the Final Working Capital. Except as otherwise expressly provided in this Agreement, Purchaser shall bear all expenses incurred by Purchaser or any of its representatives in connection with the transactions contemplated by this Agreement that are contemplated to be performed before or on the Closing Date. Seller shall bear all expenses incurred by it or any of its Affiliates or representatives in connection with the transactions contemplated by this Agreement. Notwithstanding the foregoing, (a) if this Agreement is terminated, the obligation of each Party to pay its own expenses shall be subject to any rights of such Party arising from a breach of this Agreement by another Party and (b) Seller shall be solely responsible for paying all fees and expenses of First Albany Capital and any other Person who acted as an investment banker, broker, finder or financial adviser on behalf of Seller, Company or any Seller Affiliate in connection with the transactions contemplated by this Agreement.
     11.8 Specific Performance.
     Without limiting or waiving in any respect any rights or remedies of Purchaser under this Agreement now or hereafter existing at law in equity or by statute, Purchaser shall be entitled to such specific performance of the obligations to be performed by the other Parties in accordance with the provisions of this Agreement without having to prove the inadequacy of any other remedy it may have at law or in equity and without being required to post bond or other security. Such remedies shall, however, be cumulative and not exclusive and shall be in addition to any other remedies which any Party may have under this Agreement or otherwise.
     11.9 Governing Law; Disputes.
     This Agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement), shall be governed by and construed in accordance with the internal laws of the State of Delaware. Any action against any Party relating to the foregoing shall be brought in any federal or state court of competent jurisdiction located within the State of Delaware and the Parties hereto hereby irrevocably submit to the non-exclusive jurisdiction of any federal or state court located within the State of Delaware over any such action. The Parties hereby irrevocably waive, to the fullest extent permitted by applicable Law, any objection which they may now or hereafter have to the laying of venue of any such action brought in such court or any defense of inconvenient forum for the maintenance of such action.

     11.10 Counterparts.
     This Agreement may be executed in any number of counterparts, each of which will constitute an original and all of which, when taken together, will constitute one agreement. Any signature pages of this Agreement transmitted by telecopier will have the same legal effect as an original executed signature page.
[Signature Page to Follow]

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective authorized officers as of the date first written above.

SELLER: QUOVADX, INC.
By:	/s/ Harvey A. Wagner
	Name:	Harvey A. Wagner
	Title:	President and Chief Executive Officer

COMPANY: CARESCIENCE, INC.
By:	/s/ Matthew Pullam
	Name:	Matthew Pullam
	Title:	Treasurer

PURCHASER: PREMIER, INC.
By:	/s/ Richard A. Norling
	Name:	Richard A. Norling
	Title:	Chief Executive Officer

TABLE OF CONTENTS

ARTICLE I PURCHASE AND SALE OF SHARES; CONSIDERATION	1
1.1 Purchase and Sale of Shares	1
1.2 Consideration	1
1.3 Payment of Purchase Price and Other Amounts	1
1.4 Purchase Price Adjustment	2
ARTICLE II CLOSING AND TERMINATION	4
2.1 Closing Date	4
2.2 Termination	4
2.3 Procedure Upon Termination	5
2.4 Effect of Termination	5
2.5 Expenses	5
ARTICLE III REPRESENTATIONS AND WARRANTIES OF COMPANY	5
3.1 Organization and Qualification	6
3.2 Authority; Binding Obligation	6
3.3 No Conflict; Required Filings and Consents	6
3.4 Capital Stock	7
3.5 The Business	7
3.6 Financial Statements and Condition; No Liabilities	8
3.7 Absence of Certain Developments	9
3.8 Litigation	9
3.9 Compliance with Laws; Permits	10
3.10 Real Property Leases	10
3.11 Personal Property	11
3.12 Material Contracts	11
3.13 Labor	13
3.14 Pension and Benefit Plans	13
3.15 Taxes and Tax Matters	14
3.16 Environmental Matters	16
3.17 Intellectual Property	16
3.18 Insurance	18
3.19 Significant Customers	18

3.20 Subsidiaries	19
3.21 Financial Advisors	19
3.22 Employee Matters	19
ARTICLE IV REPRESENTATIONS AND WARRANTIES OF SELLER	20
4.1 Ownership; No Restrictions	20
4.2 Organization and Qualification	20
4.3 Authority; Binding Obligation	20
4.4 No Conflict; Required Filings and Consents	21
4.5 Financial Advisors	21
4.6 SEC Matters	21
ARTICLE V REPRESENTATIONS AND WARRANTIES OF PURCHASER	22
5.1 Organization and Qualification	22
5.2 Authority; Binding Obligation	23
5.3 No Conflict; Required Filings and Consents	23
5.4 Litigation	23
5.5 Financial Capability	24
5.6 Purchase for Investment	24
5.7 Financial Advisors	24
ARTICLE VI COVENANTS AND AGREEMENTS	24
6.1 Access to Information	24
6.2 Conduct of the Business Pending the Closing	25
6.3 Appropriate Action; Consents; Filings	26
6.4 Further Assurances	27
6.5 Preservation of Records	27
6.6 Publicity	27
6.7 Use of Name	28
6.8 Notice of Developments	28
6.9 No Solicitation of Transactions	29
6.10 Transfers	30
6.11 Tax Returns and Covenants	31
6.12 Covenant Not to Compete; Nonsolicitation	32
6.13 Confidentiality	34

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ARTICLE VII EMPLOYEES AND EMPLOYEE BENEFITS	35
7.1 Employees and Offers of Employment	35
7.2 Seller’s Employee Benefit Plans	35
7.3 Purchaser Benefit Plans	36
7.4 No Third Party Beneficiaries	37
ARTICLE VIII CONDITIONS TO CLOSING	37
8.1 Conditions to Obligations of Each Party Under this Agreement	37
8.2 Additional Conditions to Obligations of Purchaser	37
8.3 Conditions to Obligations of Seller	40
ARTICLE IX INDEMNIFICATION	40
9.1 Survival of Representations and Warranties	40
9.2 Indemnification by Seller	40
9.3 Indemnification by Purchaser	41
9.4 Notice of Claim	41
9.5 Limitations	42
9.6 Calculation of Losses	42
9.7 Tax Treatment of Indemnity Payments	43
9.8 Exclusive Remedy	43
ARTICLE X DEFINITIONS	44
10.1 Certain Definitions	44
10.2 Interpretation	52
ARTICLE XI MISCELLANEOUS	53
11.1 Confidentiality	53
11.2 Notices	53
11.3 Severability	54
11.4 Entire Agreement; No Third-Person Beneficiaries	54
11.5 Waiver; Amendment	54
11.6 Assignment	54
11.7 Expenses	55
11.8 Specific Performance	55
11.9 Governing Law; Disputes	55
11.10 Counterparts	56

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